SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

 Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

ANNUAL REPORT

Messrs. Shareholders,

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Annual Report, the Financial Statements, the Auditing Committee’s Report, and other relevant documents pertaining to the 46th Fiscal Year ended on December 31, 2012.

MACROECONOMIC CONTEXT

In 2012, the global economy slowed down further. Developed economies grew more slowly than in the previous triennium.

In the rest of the world, Asian economies, after the fall in exports destined for developed countries, migrated to their domestic markets, while Latin America attenuated its expansion compared to previous years, because of the Brazilian and Argentine slowdown, while the rest of the countries of the region kept up their growth pace.

On the other hand, Argentina's economy showed an increase in the annual actual GDP of 1.9% in 2012. In the nine years after the 2002 crisis, the economy grew at a 7.8% pace annually on average.

The evolution of the industrial activity indicators and the actual GDP declined in the first semester, remained stable during the third quarter, and slightly improved in the fourth quarter.

(ISAC: Construction Activity Synthetic Indicator). (EMI: Monthly Industrial Estimator).

The macroeconomic balance was based on a strong trade surplus along with an expansive economic policy.

Indeed, there was an increase in the trade surplus, from USD 10.3 billion in 2011 to 12.7 billion in 2012, based on the decrease in imports and the economic slowdown which counterbalance in excess the drop in exports.

A summary of the foreign trade evolution of 2011 and 2012 can be seen in the following table.

In Million USD
Exports	Primary	MOA	MOI	Fuel	Total
2011	20,214	28,192	28,915	6,629	83,950
2012	19,542	27,474	27,660	6,528	81,204
Value Var.	-3%	-3%	-4%	-2%	-3%
by price	-4%	6%	1%	-1%	2%
by volume	1%	-8%	-5%	-1%	-5%

Imports	Capital Goods	Raw Materials	Cons+Automobile	Fuel	Total
2011	28,888	21,793	13,843	9,413	73,937
2012	26,274	19,995	12,979	9,266	68,514
Value Var.	-9%	-8%	-6%	-2%	-7%
by price	1%	-5%	1%	1%	0%
by volume	-10%	-4%	-7%	-2%	-7%

Source: INDEC

MOA: Manufactured products from agriculture and livestock breeding

MOI: Manufactured products of industrial origin

MONEY MARKET AND FINANCIAL SYSTEM

Monetary policy in 2012 was expansionary consistent with the defined tax policy with the aim of moderating the external effects on the economy.

The BCRA went from a passive monetary policy to greater proactivity based on the new objectives included in its new charter, by increasing financial assistance to the federal government, and introducing credit allocation policies.

Under the new role of the monetary authority, the amount of money grew by 39% annually, as measured by the Monetary Base (MB) variation, showing the highest pace of the last few years, and sustaining the nominal GDP evolution.

Monetary Base (MB)				Expansion Factors
	Avg. Dec.	Var. Billion ARS	Var. %	Government	Currency	Tits BCRA	Purchases Billion USD	Reserves Var.	Stock	Hedging Reserves/MB

2007	96.4	19.5	25%	-5.3	32.3	-7.4	10.5	14.1	46.2	150%
2008	106.4	10.1	10%	-8.3	-3.1	21.4	-0.9	0.2	46.4	149%
2009	118.7	12.2	11%	0.2	12.6	-0.6	3.3	1.6	48.0	154%
2010	156.1	37.4	32%	19.5	46.3	-28.3	11.8	4.2	52.2	133%
2011	210.1	54.0	35%	39.0	13.4	1.6	3.3	-6.2	46.0	94%
2012	292.1	82.0	39%	59.6	41.2	-18.8	9.2	-1.7	44.3	74%

Source: BCRA

The BCRA reserves totaled USD 43.3 billion by the end of 2012, which reflects a decreasing tendency following the debt cancellation policy for the payment of foreign debt capital and interest.

Consistent with the evolution of the monetary aggregates, the Financial System activity grew, where deposits and credit increased (monthly average) by 29% and 30%, respectively.

As regards deposits, two well identified types of behavior were noted.

Private deposits in pesos grew by 41%, the highest growth in the last few years, driven by time deposits which improved by 51%.

Instead, private deposits in dollars dropped by 36%, which reflects a reduction in loans in such a currency, which are mainly intended for export sectors.

Financial System Deposits and Loans (Monthly Average)
	Private					Public	Financial	Private					Financial
	Billion ARS		Billion US		Total	Billion	System	Comm.	Consumer	Secured	Total	Public	System
	Demand	Time	Total	USD	ARS	ARS
Dec 08	73	56	136	8.1	164	65	229	59	43	27	128	11	139
Dec 09	84	64	156	10.0	194	68	262	65	48	26	139	17	156
Dec 10	113	82	204	11.5	250	111	361	94	66	30	191	20	211
Dec 11	143	107	261	12.1	313	127	440	139	99	44	282	27	310
Dec 12	194	162	370	7.8	408	160	568	176	132	58	366	34	400

Var. %
2008	6%	7%	5%	22%	8%	33%	14%	14%	33%	30%	23%	3%	21%
2009	16%	14%	15%	23%	18%	4%	14%	10%	13%	-2%	8%	59%	12%
2010	35%	28%	31%	15%	29%	63%	38%	44%	38%	17%	37%	17%	35%
2011	27%	31%	28%	5%	25%	15%	22%	48%	49%	46%	48%	35%	47%
2012	36%	51%	41%	-36%	30%	26%	29%	27%	34%	30%	30%	24%	29%

Source: BCRA

Given the nominal evolution, the deposit ratio as a percentage of the GDP increased from 24% in 2011 to 26.3% in 2012; this ratio represents half of the ratio registered in the financial systems of Uruguay, Brazil and Chile.

As regards credit, loans to the public and private sector grew by 24% and 30%, respectively, which reflects an increase lower than that of 2011.

Private loans, as measured in terms of the GDP, rose from 15.3% in 2011 to 16.9%, but even below our neighbors: Uruguay 25.5%, Brazil 53.5%, and Chile 75.9%.

Rates during the first semester of 2012 dropped compared to the last quarter of the previous year. In the second semester, the BCRA induced rises in the yields of savings in pesos, which accompanied the faster pace of the devaluation rate.

Source: BCRA

The financial system results of 2012 reached ARS 19.5 billion, which represents a 33% improvement, like the dynamics followed by assets and liabilities, which accounts for a return on equity of around 25.8%.

Thus, the financial system accumulated eight years of positive results that accentuate its solvency which, along with the low irregular portfolio, put it in a good position to deal with eventual economic volatility scenarios and also provides it with an effective instrument of distribution between private savings and the credit policy actions defined by the credit authority.

Main Indicators of the Financial System

The following table shows the changes in the main indicators of the financial system.

	Unidad	2005	2006	2007	2008	2009	2010	2011	2012

Assets	Billion ARS	222.0	258.4	298.0	346.8	387.4	510.3	628.4	790.1
Private Sector Loans	Var %	28%	41%	40%	23%	8%	37%	48%	30%
Liabilities	Billion ARS	195.0	225.4	261.1	305.4	339.0	452.8	558.3	699.2
Deposits	Var %	14%	24%	21%	14%	14%	38%	22%	29%
Shareholder´s Equity	Billion ARS	26.9	33.0	36.8	41.4	48.3	57.6	70.1	90.9
Results	Billion ARS	1.8	4.3	3.9	4.8	7.9	11.8	14.7	19.5
ROA	%	0.5%	2.2%	1.6%	1.9%	3.0%	3.2%	3.0%	3.2%
ROE	%	4.1%	15.3%	10.9%	15.2%	22.9%	24.5%	25.6%	26.4%
Non-performing Private Lending	%	6.3%	3.6%	2.5%	2.8%	3.3%	2.0%	1.4%	1.8%
Leverage -Liabilities / SE	Times	7.2	6.8	7.1	7.4	7.0	7.9	8.0	7.7

Source: BCRA

COMMERCIAL ACTION

General Goals

Throughout the fiscal year 2012, the commercial action strategic goals were focused on developing the following:

•	Increase the outstanding loans portfolios, and improve our relative position in the market.
•	Deal with all segments of corporate banking customers, especially the micro, small business and agribusiness segments, making the most of the advantages that our extensive nationwide network of branches gives us.
•	Increase funding to companies through a broad offer of credit products that meet the profile and needs of each customer.
•	Contribute to the economic development in the regions where we operate, in transactions with good repayment capacity and proper guarantees.
•	Promote the sale of transactional products to companies, focusing on payment and collection services provided to medium- and large-sized companies.
•	Maximize profitability by taking advantage of new business opportunities with existing and new customers, ensuring financial margins, increasing fee income, and continuing with commercial actions.
•	Consolidate growth atomized in the funding sources.

Corporate Banking

As in previous years, the goals set for 2012 were focused on further strengthening our leadership position in the corporate banking business, projecting a growth rate above the average rate of the system in the loan and deposit portfolio, and also promoting the sale, by means of cross-selling actions of associated transactional products.

To this end, the following was essential:

•	The addition of 15 new branches into our wide network that covers the entire country, and the application of the new decentralized corporate service model, by means of the inclusion of Corporate Specialist Centers.
•	The strong support, as in previous years, given to Small Businesses mainly in the Pymes (Small- and Medium Sized Businesses) and Agribusiness segments.
•	The constant search to improve our offer of products and services, in order to adjust them to the needs of each segment and meet the highest standards of quality and service.
•	Strengthen the loyalty of our customers through new sales of products and services that meet the financial and transactional needs of each company.
•	Maintain a sustained growth of our portfolio of Demand and Time Deposits.

In 2012, the Corporate Banking outstanding loans portfolio showed again significant results, as it achieved a 24% accumulated growth in the credit portfolio.

This evolution was driven by the increase in long-term financing lines, mainly consisting loans secured by pledge (+36%), loans secured by mortgage (+46%), and Leasing (+45%), also accompanied, to a lesser extent, by an increase in our Note Discounting portfolio.

Like in the previous year, the contribution of the Agribusiness and Pymes (Small- and Medium-Sized Businesses) segments was also very important; they turned out to be the most dynamic banking sectors achieving inter-annual growths of 31% and 25%, respectively, in their assets portfolio.

The deposit portfolio showed a favorable evolution, mainly as from the deposits in local currency, which increased by 36%, and made it possible to mitigate the reduction in the balances of dollar accounts present throughout the year in the entire financial system. In this respect, deposits grew by 22% in 2012, in line with the evolution of the financing granted, and making it possible to maintain a solid relationship between loans and deposits.

Agribusiness Banking

For this segment, 2012 was uneven, if we take into account that part of the producing areas, mainly of corn and soy, suffered the consequences of the draught which reduced the expected yields. In spite of this fact, the sector continued to appear as one of the most dynamic of the economy.

We assisted more than 17,500 growers and livestock breeders by increasing working capital funding, financing more than 620 investment projects in the amount of ARS 350 million through the Credit Line for Productive Investment, among which we highlight the investments in cow wombs, pig industry projects, and the purchase of high-technology agricultural machinery.

MacroAgro Cards management was particularly important, as effectiveness in card activation improved, and consumption, and portfolio balances increased by 34% and 55%, respectively.

Small- and Medium-Sized Business (Pyme) Banking

The decentralized business service model is most successful in Pyme Banking. Our wide network of branches allows us to reach Small and Micro Businesses spread across the country, which positions us as market leaders in the major regions of the provinces. In 2012, Pyme Banking’s loan portfolio achieved a 25% growth, with a remarkable increase in medium- and long-term financing.

Under the Credit Line for Productive Investment, we succeeded in financing investment projects to more than 1060 companies, for a total amount of ARS 480 million. In this respect, the Bank’s strategy was fundamental, as it was focused on using almost 70% of funds to finance the MiPymes (Micro, Small, and Medium Businesses) segment, with the aim of reaching a greater number of customers with a wide offer of products under a quick-approval system.

As regards the evolution of liabilities of the Bank, it is important to emphasize the importance that Small and Micro Businesses had as a source of funds, which represented a 30% inter-annual growth and provided 56% of the total deposits of the Corporate Banking.

In order to further improve our offer of products and provide the best service to our customers, by the end of the year we launched the Macro Pymes Products package especially designed to meet the requirements of companies with a turnover of up to ARS 12 million, which facilitates transactional services and flexible credit lines to satisfy every financing need.

Personal Banking

The strategic objectives defined for Personal Banking have been satisfactorily achieved. We have increased participation in the market of the lines oriented to the financing of consumption, maintaining a sustained leadership and the competitive positioning of the portfolio of personal loans.

Along that line, and in pursuit of continuing to grow in the credit card market, we intensified actions tending to achieve an increase in total consumption and assets. The credit quality of the portfolio was maintained, by optimizing the relationship between risk and benefit with respect to our customers. Furthermore, we improved the use of available information as a tool to generate better commercial sale actions, loyalty development, and delay in payment prevention operations.

Worthy of mention is the fact that we were able to improve efficiency ratios in the marketing of products through the implementation of new channels (external vendors, and sales force).

As a result of these actions, Personal Banking credit portfolios grew by 31% in 2012, our market share increased, and Grupo Macro was thus positioned in the second place among the financial system institutions, due to the volume of its portfolios of personal loans and credit cards.

Growth Focuses

Personal Loans

This portfolio grew by 20%, which allowed us to continue to lead the segment in the financial system, with a market share of 14.4%.

This growth was the result of the management of the Bank's own network of branches, sustained by an increase in centralized actions tending to develop our customers' loyalty, and in particular to improve and create new ways to communicate with our customers and grant loans.

During 2012, our customers were graded on a constant basis, and such a grading, along with the pre-approved loans were communicated to them through new mass communication media; ATM ticket and personalized e-mailing, which provided around 600,000 monthly communications informing pre-approved loans.

Another new product explains part of the growth. Through “ProntoCash”, more than 11,000 loans for amounts up to ARS 10,000 were granted in not much more than six months. In this way, we managed to widen the channels for the granting of personal loans through automated teller machines.

To face the new challenges and market competitiveness, we will widen the service for our customers, by offering them more alternative channels in the form of Telephone Loans, and Home Banking Loans, among others.

Credit Cards

Planning for this product remained commercially aggressive, as we continued with the growth strategy initiated the previous year.

Campaigns were conducted to offer the product to both existing and new customers. These campaigns were intensified at points of sales (stores), by means of commercial agreements with the main retailers of the market in the following fields: household appliances, supermarkets, and airlines, providing a nationwide coverage which resulted in an increase in consumption in the year above 55%

On the other hand, we highlight other supplementary actions supporting growth through a differential service, such as:

•	launching a new way of following up the reward program “Macro Premia”, which allows to integrate points, and the administration of the program from a single platform.
•	“Aerolíneas Plus” miles program, which gives our customers the opportunity to add points in this program.
•	Friendly Life, the first network of benefits in Argentina and in the region supporting diversity.
•	new first-rate products: Visa Platinum & Visa Signature.

Another highlight in the positioning of the product in the market was the design and launching of an institutional advertising campaign called “Frascos” (Jars) which was broadcast throughout the year on the main media in the country, whereby product identification and recollection was achieved.

As a result of these actions, Banco Macro credit card has played a privileged role as regards positioning, competing on a direct basis with the main issuers in the market, and adding more positive aspects to the Bank’s image.

The main product indicators show a significant growth compared to 2011:

•	Credit Card Assets. We reached 4,000 million pesos, which represents a growth above 54%.
•	Consumption of the year: 9,323 million pesos, which represents a 53% increase.
•	Sold accounts: 287,000, representing a 41% growth.

By the end of 2012, we reached, for the first time, one thousand million in consumption in a month by transaction submission date, which represented a record in the sale of this product.

Commissionable Products

Packages

Focused on developing products aimed at each segment, in 2012 we added to the offer of Packages two new products: Macro Fidelia, a package especially designed for the Retired segment, and Macro Selecta, intended for a group of customers with high purchasing power.

The stock of packages grew steadily, and combined with the cross-marketing business management involving the offer of a credit card or loan, it enabled increased fee income.

During 2012, the business management conducted allowed us to exceed 392,407 Packages of Products, which increased the stock by 23.50% compared to 2011.

Insurance

This year, this product stood out for the continuity in the development of the business, in which commercial campaigns remarkably contributed to the growth of the stock, as the increase in the number of policies was above 14% compared to the previous year.

We implemented new products, such as the “Plus” ATM Insurance, and re-launched the product “Pagos Protegidos” (Protected Payments) through our branches, in order to improve the offer of products.

As a result of the actions and objectives established, there was a significant increase in commissions from individual customer insurance, compared to the results as of the closing of the previous year.

Within this context, the Bank was positioned as a reference model for the individual customer insurance banking market.

Accounts

The first part of the year began with the challenge of massive incorporation of the retired into the banking system, as established by the national authorities, which enabled the opening of more than 200,000 accounts, and allowed customers to have a bank account, and withdraw their pension with their debit card.

This required the adjustment, in a short time, of processes, systems, and commercial models, so that we could handle the mass opening of accounts without affecting the quality of the product and customer service. This action was successfully achieved.

Furthermore, a new customer service model was developed, especially designed for the bankarization of this segment, which made it possible that 100% of the Retired receive their monthly pension through the social security account. “Education” actions were carried out in the branches involved in the incorporation of the retired into the banking system, which made it possible that more than 60% of the Retired are nowadays using the automatic teller machines to receive their pension and, as a consequence of targeted commercial campaigns, almost a quarter of them use their debit card for purchases at stores.

Moreover, new mechanisms were implemented which allowed the segment to renew their “proof of life” without the need of going to the bank branch, which generated an improvement in the service level.

On the other hand, the actions with our corporate customers have allowed us to make new "salary plan" agreements, and strengthen the relationship with companies to which the Bank provides the salary payment service. This has generated an annual growth of 12% in agreements currently effective.

Debit Cards

This product occupies a prominent place within the strategies aimed at generating a greater transactional relationship with customers, by encouraging the use of the accounts, and its supplementary objective is the development of checking account balances by reason of the growth in deposits in transactional accounts, thus increasing the base of demand deposits.

Because of this strategy, the transactional level showed a 49% increase in the monetary volume of purchase operations, and exceeded by 19 points the VISA system growth for the same period. It should be mentioned that, the number of purchase transactions grew above 31% in the year.

Both improvements are the result of the implementation of promotional actions and benefits for different segments of customers in different areas according to their needs.

The number of Debit Cards currently exceeds 2,200,000, representing a portfolio growth of approximately 17%.

Macro Mobile Banking

This channel, though incipient at Macro, has had a very important development this year, with 20,000 customers who signed up for the service and are currently active. The increase in the number of completed transactions has been fourfold, and sixfold in the case of monetary amounts.

Consistent with the users’ characteristics, and the technological trends that support the development of the service, the application "Macro Mobile Banking" is available at the principal virtual stores.

Automated Teller Machines

Grupo Macro ranks as the first bank as regards the number of Automated Teller Machines (ATMs) of the Banelco Network, with more than 1050 installed units.

During 2012, we implemented new actions aimed at maintaining high standards of service quality and availability of the ATM Network, by means of preventive training and management strategies. As a result of these strategies, the average annual service level had a great performance, and this positioned Banco Macro as one of the best performers for quality of service, an aspect which acquired a special dimension, if we take into account quantity and geographical spread of the fleet of automated teller machines installed by Macro.

Furthermore, we continued strengthening and technologically renewing our ATM fleet. In this respect, the following was done:

•	505 units were installed (68% for replacements, 21% for new positions, and 11% for reinforcement of positions).

•	80 automated teller machines with cash recognition and online deposit crediting.

All these actions resulted in an increase in transactions, which were more than 115 million, representing a 16% increase compared to the transactional volume for the fiscal year 2011.

Other significant aspects

Commercial actions and customer loyalty development have made possible a deposit portfolio growth which exceeds the market growth, in terms of retail customers’ time deposits (of less than 1 million pesos), thus promoting funding atomization.

For the purpose of continuing to improve the utilization of our customers’ information, 2012 represented for Personal Banking a stage with greater analysis and performance demands, and new ways and technologies for the management of information.

Support to Commercial Action

Electronic Channels

During 2012, the use of electronic channels showed a growth similar to the previous year, in both number of users and transactions.

•	The number of users amounted to 385,300 (see December), 22% more than in the previous year.
•	Operations through these channels rose by 31% compared to the previous year, with an average of 10.7 million monthly transactions.

Macro Direct

In our home banking, we implemented new security measures for transfers via CBU (single bank code), including positive validation authentications.

Furthermore, new functionalities for the granting of pre-approved loans, with automatic crediting of funds.

As regards our Corporate Banking customers, a new foreign trade transactional functionality was implemented for the settlement of import and export operations.

The aim of the projects in process is to add to the channel new transactional security services and options, such as the possibility of self-managing the printing of credit card statements at the Macro Direct positions at branches, and the positive identification in corporate transactions.

Self-Service Terminals (SST)

We currently have 832 terminals distributed across the country, 166 of which are operative 7x24. In 2012, 14,500,000 operations were made through our terminals, in which monetary transactions (deposits, payments, and transfers) represent 75%.

Maintenance and updating of terminals is permanent. This year, new equipment was incorporated with the smart check deposit functionality, which reduces significantly transactions times. In 2013, these functionalities will be available through the network.

Call Center:

Personalized, quick, effective and quality service to our customers is our primary goal. Along this line, the Call Center has a staff of trained operators, and provides high quality automatic service.

This service channel has grown in number of calls by 22% compared to the previous year, reaching a monthly average of 148,000 calls received. In 2012, resources were increased by 10% compared to the previous year, among the Personal and Corporate Call Centers, and the Macro Direct Help Desk.

The major milestones of this year were:

•	Opening of Savings Accounts in US dollars for customers abroad, whereby we were able to give an immediate response as regards the BCRA regulation Com. “A” 5294.

•	ISO 9001:2008 Follow-Up Audit: It was conducted at the end of July with satisfactory results.

•	Two new persons with disabilities were recruited to form part of the team of call center operators.
•	Implementation of a new tool to manage Macro Premia applications, thus optimizing the customer service process.

Special Projects

Customer Service in Branches – e-Flow System:

The e-Flow system for customer service in Branches allows us to organize the flow of people more expeditiously and efficiently. Based on the experience gained in the first year of implementation, we made improvements which had an impact on the quality of service:

•	Implementation of numbering of turns by group of application or inquiry: this improvement facilitated the ticket and television screen understanding by the customer.
•	Inclusion in the ticket of the number of people waiting: so that customers know how many people will be served before their turn comes.
•	Due to a BCRA resolution, all Branches have visual barriers for Teller Lines, which provide privacy to Customers in their transactions, but generate delays because of the time it takes for the customer to go from the waiting area to the teller counter. During November 2012, the Pre-Waiting functionality was implemented in 4 Branches and 3 Payment Centers under a pilot scheme, the purpose of which is to announce turns through the TV sets so that Customers go to a Pre-Waiting Area located at the entrance to visual barriers, and then be sent to the teller position by means of a notice displayed on monitors installed for that purpose. Therefore, the movement of Customers is expedited, thus reducing waiting times. We expect to continue with this implementation process in the rest of the Branches during 2013.

Furthermore, the analysis of the information recorded by the system in each of the Branches enables us to understand behavior in the management of our customers. The results of this analysis allow us to establish indicators of service level for each of the segments in the Branches and, with that, be able to identify improvement opportunities in service to customers.

Complaint Module Project

In May 2012, we began to develop a new Complaint Management and Administration solution based on a new application. This module will replace the current complaint system by including new functionalities which will make management processes more efficient by optimizing response-to-customer times. This implementation is expected to take place in 2013.

Remedy

For the internal customer, improvements have also been incorporated, which in turn help to serve the external customer better. These improvements allowed us to optimize management in everyday problems, and we could determine Alerts early for the making of decisions and/or the definitions of the necessary preventive measures.

Switchboard Project

The project of unification and centralization of bank switchboards makes it possible to centralize in Buenos Aires the reception of calls from all the country, thus enabling the optimization in management, and synergy among operators. Moreover, this technology allows us to analyze service quality better, and generate statistical information that makes possible the continuous improvement of the service.

A related stage of this project is migration to IP telephony in buildings of central areas, the major benefits of which are the improvement of communications, cost reduction, unification of infrastructure, and the improvement of the quality of equipment and platforms.

So far, 1176 positions of employees in the central areas of Buenos Aires were migrated, and 1409 positions of employees at the central areas of the Regions of Córdoba, Santa Fe, NEA, Jujuy y Salta will be soon migrated.

Technological Development

In the technological area, we continued with the process of integration of our customers into the different channels, through the implementation of a Differentiated Service Model which provides for:

•	A unified vision of customers, from the operational and analytical standpoint.
•	Integration of channels, interaction with customers’ management, regardless of the point of contact.
•	Design of campaigns, developed on the basis of expectations, customer value and loyalty.
•	Delivery of products / services based on customer value.

We enhanced the technological infrastructure of branches, by acquiring and installing new ATMs and self-service terminals, with which so far we have 1050 ATMs, 80 of which are equipped with the banknote recognition functionality, and 832 self-service terminals, which constitute the widest network in the provinces.

Among the projects completed or initiated during the year, which improve the quality, agility and availability of products and services to customers, the following stand out:

•	Continuation of the Implementation of the customer flow management system (E-flow) in Retired Payment Centers, and Branches.
•	New Institutional Portal of Banco Macro.
•	Implementation of the Digital Signage system integrated with the customer flow management system (E-flow).
•	“Macro Premia” (Macro Rewards), new points system managed by VISA, which allows customers to unify the points they have in each of the cards marketed by the Bank.
•	Implementation of “Tarjeta Monedero” (Change Purse Card). It allows our customers to make purchases at stores without the need of having cash.
•	Implementation of Aerolíneas Plus, a new Credit Card points system which allows customers to convert those points into miles.
•	Digitalization of checks through TAS (Self-Service Terminals) to reduce the operating load.
•	Implementation of Positive Identification for transfers through Macro Direct, by means of questions.
•	Change in the customer affiliation process, which allows management of the “SI” Customer PIN, at the ATMs.
•	New functionality for the reprinting of Credit Card Statements at branches.
•	Implementation of a new functionality that allows management of Complaints within the customer relationship management (CRM) system.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Corporate Governance scheme of Banco Macro S.A. is based on its bylaws and the Corporate Governance Policy as approved by the Board of Directors, which takes in all applicable best practices.

Annually we make an integral revision of the Policy, incorporating or making more efficient processes based on the best practices. We have included specific guidelines as to “Know your Organizational Structure” and information “Transparency”, which allow a better inter-relationship with the inside and the surrounding outside.

In addition, there are complementary internal rules and regulations adopted by the Bank for the organization and its members, such as the Code of Ethics, the Code of Conduct, the Code of Banking Practices, the Code of Investor Protection.

Applicable Rules and Regulations

The Bank meets all provisions and requirements established regarding this aspect by the Central Bank of the Republic of Argentina (Communication “A 5201”), the Comisión Nacional de Valores (General Resolution 606/12) and the SEC, which also requires the Bank to submit a comparative report or rules and regulations, which we posted in our web page.

Ownership Structure

The Bank’s controlling interests are held by three of its shareholders, who have large experience in the financial system and are members of the Bank’s Board of Directors.

Additionally, the rest of the shares are owned by the national social security system (ANSeS) as the administrator of the Sustainability Guarantee Fund, several local and foreign investment funds, institutional investors and retail investors.

Ownership Structure of Banco Macro
Controlling Shareholders	40.08%
Anses	30.97%
ADR´s	19.12%
Other	9.83%
Floating	28.95%

Board of Directors

The Board of Directors is the top management body and its main function is to establish the Bank’s business and risk management policies, with view towards the Bank’s long-term development and sustainability.

The Board of Directors is currently formed by 13 Regular Members designated by the General Shareholders’ Meeting and who shall hold office for periods of three fiscal years. The Directors have experience, solid knowledge and enough training to carry out activities in the banking business.

On the other hand, Banco Macro S.A., in compliance with the rules of the CNV and the SEC, has a Supervisory Committee composed of three independent Directors.

Members of the Board of Directors
Name
Chairman
Jorge Horacio Brito
Vice Chairman
Delfín Jorge Ezequiel Carballo (1)
Regular Directors
Jorge Pablo Brito
Juan Pablo Brito Devoto
Luis Carlos Cerolini
Carlos Enrique Videla (2)
Alejandro Macfarlane (2)
Guillermo Eduardo Stanley (2)
Constanza Brito
Marcos Brito
Rafael Magnanini
Roberto José Feletti (2)
Pablo López (2)
Alternate Directors
Santiago Seeber
Santiago Brito
Ernesto Eduardo Medina
María Belen Franchini (2)
Chrystian Colombo (2)
(1) Absent on leave
(2) Independent Director

 Supervisory Committee

Name
Regular Members
Alejando Almarza
Alejandro Carlos Piazza
Vivian Haydee Stenghele
Alternate Members
Carlos Javier Piazza
Javier Rodrigo Siñeriz
Leonardo Pablo Cortigiani

Audit Committee

Name
Regular Members
Guillermo Eduardo StanleyCarlos Enrique Videla
Alejandro Macfarlane
Alternate Members
Chrystian Colombo

Control Environment

The Internal Control System is mainly supported by integrity, the moral and ethical values and the capacity of its members, but there are also other aspects represented on the shaping of the operating processes, and mainly, on how such operating processes are managed and controlled, the level of adherence to policies and the compliance with the goals/ objectives arising from the Management.

This system is evaluated on a permanent basis by several players, with the purpose of testing compliance with all legal, regulatory and internal requirements, which ensure proper operation.

Committees

The members of the Board of Directors participate actively in the day to day management, contributing their experience and knowledge, and interacting with Top Management.

The existing committees are: Executive Committee, Audit Committee, Assets & Liabilities Committee, Risk Management Committee, Credit Committee, Recovery Committee, Systems and IT Committee, Internal Audit Committee, Anti-Money Laundering Committee, Personnel Incentive Committee, Ethics and Compliance Committee and Corporate Governance & Designations Committee.

Regulatory Compliance

At Macro we understand that compliance is part of an organization’s culture, not only the responsibility of compliance-specialized personnel. At Banco Macro the compliance function acts a contact to solve aspects related to the proper implementation of compliance laws, rules and standards through policies and procedures and other documents such as compliance guides, internal codes of conduct and practical guides.

Internal Audit

The main mission of Internal Audit is evaluating the adequate operation of the Internal Control System, compliance with all policies and procedures issued by the Management and with all provisions that govern the activity, with professionalism, objectivity and independence.

This process is supported by the Annual Program, which is prepared on the basis of an evaluation of the risks involved in the financial and economic context, the Group’s profile, the knowledge of its business, the risk evaluation carried out by the different departments, the guidelines issued by the different regulatory entities and the expectations of the Board of Directors; so as to ensure a proper coverage of the relevant risks, taking into account the best audit practices.

The evaluation made on the Internal Control structure has shown satisfactory results, strengthening the proprietary departments’ the control culture, which allows us to operate with a reasonable level of effectiveness, and noting also a reasonable coverage of operating, credit, market and regulatory and reputation-related risks.

Internal Audit coordinates process tests that support the Certifications required under SOX, in a convergence framework, allowing us to make more efficient all validation tasks between those required under international regulations, Internal Control, External Audit and Risk Management carried out on each of the Organization’s processes.

In order to carry out these tasks the Group’s Internal Audit Department has a team of 98 members, most of them university professionals graduated in different disciplines, thus ensuring a highly professional team that allows us to meet the needs and challenges we are faced with in an environment of constant change and of increasing demands, accompanying the Organization in its permanent growth.

We implemented improvement programs in order to achieve a higher level of automation and efficiency in the development of tasks, which included, among others, the use of IT tools not only for the administration of audits, generation of reports and follow-up of comments, but also for the exploitation of information by generating exception lanes and control panels.

In 2012 we issued 536 Audit reports on Branch Network, 115 Audit Reports on Central areas, which include works on Credit, Financial, Accounting and Operating Processes and 24 IT and System Audits on the financial entities of Grupo Macro and its subsidiaries, covering tests on process design, operation assessment and substantive tests.

The Audit Committee took notices of all reports issued by Internal Audit, External Audit and other Control Departments through monthly meetings, specially stressing both on the follow-up of the regularization of the above described weak points and on the progress and fulfillment of the Audit Annual Program.

To sum up, Internal Audit has fulfilled all rules, regulations and requirements provided for by the regulatory entities, accompanying the Organization’s growth and ensuring a reasonable control level for the development of the business in the Companies of Grupo Macro, with a vision focused on the improvement of Business and Audit processes.

Anti-money Laundering & Terrorism Financing

The policy applied by Banco Macro S.A. includes the strong commitment to play an active role in the fight against money laundering of funds arising from illicit activities and terrorism financing, in compliance with all local and international laws and regulations applicable in that respect, by defining requirements and controls in each of its business lines and areas.

From the enactment of Law 26683 and the issuance of the relevant regulatory provisions, the different controlling entities, particularly the Central Bank of the Republic of Argentina and the UIF (Financial Information Unit), have been specially focused on the fight against the use of the financial system for the laundering of funds arising from illicit activities. As a consequence of this, financial entities must comply with more information requirements and must implement stronger internal controls for a better knowledge of their customers and a greater control of the legality of operations.

In order to verify the compliance with the goals established in this respect, our institution put in place the Anti-money Laundering & Terrorism Financing Committee and periodic and independent reviews and audits, aimed at evaluating the program and compliance with all laws, rules and regulations currently in force.

In this sense, Banco Macro S.A. has adopted a formal and permanent training and updating program for its employees and officers.

Protection of Personally Identifiable Information

Banco Macro features policies and proceedings designed as regards the coverage of aspects related to Privacy and Protection of Personally Identifiable Information, in compliance with the requirements under Law 25326, as amended, its regulatory Decree 1558/2001 and the provisions set forth by the National Department of Personally Identifiable Information Protection.

All officers and employees of the Bank having access to personally identifiable information (saved or stored on logical or physical databases, such as credit files) are obliged to keep the confidentiality of such information and are subject to the duty of protection and preservation thereof. These obligations survive even after such data or information is cancelled or deleted from such databases, and even after the termination of their labor or contractual relationship with the Bank.

We pay special attention to these rules in our business and professional relationship with vendors, suppliers or service providers, as well as in those relationships in which the Bank acts as supplier or service provider for a third party, in order to ensure that the access or handling of personal data included in our databases is exclusively enshrined in the rendering of a service by such third party to the Bank or vice versa.

Risk Management

Within the framework of the Bank’s Corporate Governance policy, the Board of Directors approved the creation of the Risk Management Committee, the main function of which shall be, among others, to ensure the definition of independent risk management, coordinating the management of the different kinds of risks and the relevant officers in charge thereof.

In this sense, the coordination of the Risk Management Committee includes all those in charge of the Financial Risk, Credit Risk and Operating Risk; being responsible for the application of the rules and guidelines contemplated in the general Risk Management policy.

The general Risk Management policy establishes the environment for the risk management process, under the concepts of risk identification, assessment, monitoring and mitigation. It also sets the responsibilities of each level within the Organization in the process.

The risk management process includes the Board of Directors defining the limits to the exposure of each of the risks, following up the exposure of each of such limits by the persons in charge, preparing periodic reports for the Risk Management Committee, following up any alarms and applying the relevant action plans for such alarms. Furthermore, the process includes the guidelines for the development of stress tests, which tests we shall start to carry out in the current year, on the basis of an Action Plan approved by the Risk Management Committee.

In addition, the scheme is complemented with specific policies and procedures for each of these risks (financial, credit and operating).

Financial Risk Management

Financial risk means the group formed by Interest Rate, Liquidity and Market risks, which, on an independent and interrelated basis, may intervene in order to protect the Entity’s liquidity and solvency.

Definitions

Liquidity Risk essentially means the funding liquidity risk, defined as the risk that Grupo Macro may not be able to efficiently meet the expected and unexpected, current or future cash flows and the guaranties without affecting the day to day operations or the financial situation.

Additionally, market Liquidity Risk means the risk that the Entity may not offset or undo at market price a position.

Market Risk is defined as the possibility of suffering losses in positions both within and outside the balance sheet as a consequence of adverse fluctuations in market prices of the different assets.

Interest Rate Risk means the possibility of any change in the Entity’s financial situation as a result of fluctuations in interest rates, which may have adverse effects on the Entity’s net financial income and the economic value thereof.

Process

The Entity features strategies, policies and limits defined for each exposure, and approved by the Board of Directors within the scope of the Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries on a consolidated basis. This process is reviewed on a periodic basis by the Risk Management Committee, in accordance with the rules of Communication “A” 5203 issued by the Central Bank of the Republic of Argentina and the adjustments and modifications approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure the Risk Management Committee and the Top Management have proper information, tools and proceedings to allow the assessment, management and control of the risks involved in such policy.

Those responsible for risk management inform on a monthly basis to the Assets and Liabilities Committee and to the Risk Management Committee about the financial risk exposure and the effects it may have on the Bank’s financial margin. They prepare a set of reports previously established that allow to clearly compare the existing exposure with the limit policy.

The Assets and Liabilities Committee is in charge of defining the institution’s financial strategy, making an analysis of the markets and defining asset and liability policies, managing market, liquidity, interest rate and currency risks.

For the preparation of the above described reports, the Financial Risk department deploys the following tools: sensitivity analysis, stress tests, and rate curves in addition to other simulations. The taking of actions based on the information provided is at the discretion of the Top Management, depending on several factors that must be taken into account such as market conditions or the complexity and variety of the transactions, taking into account the defined action plans. The Risk Management Committee is informed about these situations and about the implemented plans, analyzing the impact on risk exposure. As a result of this it shall demand the Top Management to provide the relevant explanations or otherwise, based on the information analyzed, recommend the Board to adjust the policies, proceedings or limits.

The goal defined by the Board is to maintain an adequate liquidity level through the cautious administration of assets and liabilities, both as to cash flow and cash concentration.

The liquidity management is supported by an adequate planning process that contemplates the present and future cash requirements, as well as the possible changes in the economic, political and regulatory conditions, among others.

For this, it is necessary to identify expected and potential cash outflows, as well as alternative strategies for the management of assets and liabilities in critical situations.

The reports prepared by the Financial Risk management department contemplate the following aspects: changes in yield curves; currency, interest rate and term mismatches and depending on its volatility and realization speed; minimum cash; term deposit evolution, interest rates and volatility, and the participation of institutional investors in them; liquidity and price risk; limits established by the Assets and Liabilities Committee and alert emission.

The Entity evaluates the liquidity risk situation through several tools, among which we may highlight the following:

Liquidity Tests: these tests are used to define the funding required in a pre-established series of future dates supposing normal market conditions, without originating significant changes in the business.

Stress Tests: are used to quantify the impact in scenarios of individual or systematic lack of liquidity.

Mismatches control: the risk management committee determines the acceptable amount of accumulated mismatches for each liquidity gap test, both in the normal and stress scenarios.

Asset and Liability Assumption: in the process of building liquidity mismatches, wither in normal market situation or in stress situation, it is necessary to incorporate balance sheet asset and liability assumptions, taking into account the stability, diversification and history renewal percentages.

Market risk is evaluated by calculating the Risk Value, which consists on the maximum loss expected for the trading portfolio during a given period of time and with a reliability level of 99%.

As to interest rate risk, the tool used is the calculation of Income at Risk, which is applied to measure the risk of portfolios accruing interest rate, assessing the impact on the results of an adverse movement in interest rates.

Contingency Plans shall be adjusted during the present year based on the Action Plan approved by the Risk Management Committee.

Credit Risk Management

The Credit Risk Department is responsible for the application of credit risk management policies and proceedings allowing an adequate identification, assessment, control, follow-up and mitigation of such risk.

In order to carry out the above, the Credit Risk Department features different tools, which, as a whole, allow the efficient treatment of risk in all stages of credit cycle:

•	As to risk analysis and assessment, we have specialists in credit risk analysis for Companies, Individuals, Micro-enterprises and Agribusiness; who have large capacity and experience to deliver technical support for credit decisions.
•	Through our Credit Review, Credit Transaction and Credit Management offices we control the instrumentation and settlement of transactions, carry out a periodic review of debtor classification, guaranty coverage and provision sufficiency. In addition, we supervise on a permanent basis compliance with the regulations issued by the Central Bank of the Republic of Argentina as to credit matters.
•	By using tools such alerts and indicators, the Analysis and Planning office is continuously monitoring credit exposure. As a result of its work, this office prepares reports that serve as information sources for the portfolio management by the Bank’s Management, the Credit Risk Department itself and the commercial divisions or offices.

•	The process is complemented with the Credit Recovery Department, which defines and performs delinquent portfolio recovery functions, both in pre-legal and legal stages.
•	Finally, the Credit Process Support Department generates, modifies and formalizes the rules, regulations and proceedings that govern the credit cycle.

In order to comply with risk management guidelines communicated by the BCRA, we made special emphasis on adapting structures, policies and processes.

In that sense, we created the Credit Risk Management Department, whose principal mission is to design credit risk quantification models and define indicators allowing the monitoring of the Bank’s loan portfolio quality. Additionally, we updated credit rules and procedures based on the given provisions and we moved forward in the development of different systems to manage credit risk:

•	Credit Risk Tolerance Limits: we developed a tool that merges different indicators for the monitoring of the portfolio in its admission, stock and recovery stages, which has been submitted to the Risk Management Committee and approved by such Committee.
•	Stress Tests integrated with the different risks to which the entity is exposed (credit/ liquidity/ market/ interest rate): we defined the methodology, selected the stress scenarios, defined the procedures and the persons in charge of making the tests and the subsequent follow-up, and we prepared several action plans in case certain risk limits are exceeded, all of which is documented in the Stress Tests Manual.
•	Rating and Scoring models for companies and individuals, allowing us to give each customer a risk rating related to such customer’s “default probability” and calculate the expected portfolio losses.
•	Implementing specific software for information modeling, in order to process the rating and scoring models and the expected losses computation, with the frequency that shall be determined.
•	Balance Center and quantitative and qualitative information of Corporate customers, seeking to unify and homogenize the history information of rated customers, optimizing the saving of information that shall allow us–among other purposes- to improve the control processes and have the information necessary to implement the above described models.

With the creation of the Risk Management Committee, we have strengthened the risk management practices, consolidating the administration of the different kinds of risk and integrating the relevant persons in charge.

Operational Risk Management

The Bank adopted the definition of Operational Risk pursuant to the Basle II directive and the provisions set forth by the Central Bank of the Republic of Argentina through its Communication “A” 4793, which consists in the risk of suffering losses due to breakdowns in internal controls, systems or individuals, or otherwise due to external events. This definition includes legal risk, but not strategic and reputational risk.

The Bank features policies, procedures and a structure in place, designating an officer Responsible for Operational Risk. There is a Risk Management Committee, the main mission of which, as to Operational Risk, is to ensure an Operational Risk Management plan including policies, programs, measuring and powers to identify, evaluate and manage risks in order to assist Department Managers and the Bank’s Board of Directors, in a scenario of significant and rapidly changing risks.

In this scenario, we developed an Integral Evolutional Model of Operating Risk Management that includes the identification, measuring, management and monitoring of operational risks, designed a training program through which we started to transmit within the Entity Operational Risk-related concepts and the cultural change it originates and we put into practice an implementation plan for the developed model with an eye on total implementation of all its stages.

During the year 2012 we started working on a quantitative approach for Operational Risk and IT Risk measuring that includes:

•	Evaluating all relevant processes, integrating IT and operational risk assessment models, applying risk frequency and impact assessment matrices in order to evaluate process and sub-processes.

•	Performing a quantitative assessment of risks, identifying actions plans and proposals to improve critical processes; all the above fully meeting the stated goals.

•	Gathering events and losses in order to contribute to reducing incidents and the amount of losses, incorporating in this way a quantitative assessment into the risk management model, by registering risk events and losses on a centralized base.

•	IT tool for operational risk management through which we manage the identified risks and calculate the different indicators, in order to have an information system allowing us to present a global view about the results of the different practices and tools that collaborate with operational risk management.

•	The method through which the IT department identifies, assesses and controls the risks related to the Bank’s information assets and to particular events, generating information that is subsequently taken into account on decision making processes.

As to Risk Management actions related to information technology and information systems, the Bank features contingency and business continuity plans designed to minimize any risk that might affect the Bank’s operation.

The Entity features an incentive system for operational risk management in order to foster risk participation and assessment. Besides, we have intensified the risk assessment policy in new products and in the event of modification to existing products.

On the other hand, we continue with the improvement of the different features and functions of the risk management system.

Management Control

Banco Macro has an efficient management control system in order to guarantee the adequate generation, interpretation and analysis of the strategic information; as well as a report scheme for the Management.

Qualified and trained personnel carries out quality control functions over the database and ensures its accounting consistency. In addition, from the Management Control department the Bank centralizes the preparation, follow-up and control of the annual expenditure and investment budget.

Also, the database exploitation tool allows each manager’s department (either commercial or support) to exploit on its own the available tools and to generate its own reports and control panels, having the technical assistance of the Management Control and of a user’s help desk.

HUMAN RESOURCES

The most important contribution to the growth of Grupo Macro is the team of people that form part of it.

So, from Human Resources, we want to ensure that all our employees develop professionally in a good working environment, in harmony, and with the tools they need to do their job efficiently.

Convinced of supporting the Group's growth and feeling “partners” of the different work groups, from Human Resources we work with dedication with each Management team on the basis of service agreements. In this way, we tailored human resources plans and actions to the specific expectations and needs of the areas, so as to cooperate with the teams in the development of their projects and goals.

In 2012 we were strategic partners of 17 internal projects, which we accompanied with training and communication actions.

With this same purpose of directing all the organization’s work towards the customer, we launched the first program known as “CLOSER IS TOGETHER”, an experience where all AACC Managers work at the branches to understand the daily reality in order to adapt process and services to the commercial and operating needs of the branches and of customer in each Region.

In line with our philosophy of being closer, we were present with our work teams through the following actions:

•	Visits of officers and top authorities of the Bank, who permanently go round the branches with the same spirit as always of being present in all regions and transmit the Bank’s culture and gather first-hand the concerns and proposals of employees.
•	261 visits of the Human Resources team members to branches.
•	21 integration sessions and 92 regional activities that put the Bank to work as a team.
•	We also shared considerable time together in sessions of “Un Techo para mi país” (“A roof for my country”), sports events such as Football competitions, a solidarity Marathon and a team walk to Luján.

Throughout the year we communicated and shared the important matters and aspects of the Department, of the Branch or Management and of the Bank through the following resources:

•	15 magazines, a daily news section in the intranet, ProMacro Monthly Meetings, 8 videos and 13 specific campaigns related to projects of interest to the entire Bank.
•	We launched the Transparency Postbox for Bank members, as a confidential and well-cared-for communication channel, where employees may submit their concerns.

Accompanying the Bank’s growth, during the year we generated new work and career growth opportunities with:

•	More than 207 Macro employee promotions.
•	More than 531 positions filled with employees already employed by the Bank and with new employees hired to cover such positions.
•	93 persons incorporated through the programs “Acción de Entrenamiento para el Trabajo” in the divisions of Córdoba, NEA, Salta and Tucumán.

As always, we insisted on the importance of being updated and developing new capabilities, and therefore we moved forward with the training program we started some years ago as part of a broader training strategy, which again included specific position training matters and new aspects related to new business goals:

•	More than 58,000 training hours.
•	580 face-to-face activities or workshops with more than 4300 attendees and 5600 employees who were trained through e-learning courses.
•	2 new Young Professional programs for Corporate Banking with internal and external young professionals in Buenos Aires and Córdoba.

As part of the improvement of our internal management, we implemented the execution and adherence to the Bank’s Code of Conduct and the request of vacancies by means of the ESS (Employee Self-service) and MSS (Manager Self-service), respectively.

We continued with our program known as “Macro Accompanies You” addressed to employees who are about to begin a new phase in life, in which employment will recede into the background, and will start new projects.

As every year, we continued to enrich the portfolio of Benefits under agreements with companies, which provide better conditions for the members of Macro and to the family group of our employees, particularly those benefits related to health care and degree courses with universities.

Finally, we continued providing the Group’s assistance and support in the event of critical cases, serious problems requiring social work, or prolonged illnesses, which any member of our organization may undergo.

As always, all actions driven by Human Resources are carried out with the conviction that they contribute to the welfare and satisfaction of those belonging to the Bank and in pursuit of working for the people.

INSTITUTIONAL RELATIONS

Quality

In Banco Macro we understand that the satisfaction of our customers, both internal and external, is paramount, that is why, the Quality Department develops and implements the following market research studies to know the opinion and the degree of satisfaction of our customers.

For the fifth consecutive year, we carried out the External Customer Satisfaction Survey. Results show a degree of satisfaction of 8.46 points for our Individual customers, and of 8.36 points for our corporate customers. It is outstanding that the satisfier most valued by our Individual and Corporate customers is Image (9.02 for Individuals, and 8.62 for Companies).

We have also measured the degree of satisfaction of our customers as regards service and management by the branch where they carry out their transactions, through the Opinion Poll that we conducted across the network of branches. Results reflect a Branch Management index of 8.34 points, and a rating of 8.55 points in General Satisfaction, 8.51 in Loyalty, and 8.5 in Branch Image.

We met the great challenge of the “Termópilas” campaign by measuring the quality of vendors’ sales. We developed the welcome call indicators for new credit card customers, and for our Premium banking.

We have designed new measurement indicators: “Macrosueldo” (Macro Salary), Help Desk service quality, Individual Banking package activation (Macro Fidelia, Dinámica, Valora, Premium, and Selecta); we implemented the process of quality indicator deviation alerts as regards the solution of incidents; we developed the Macro Direct call quality indicator, and, we reformulated the measurement of account cancellations, and introduced the package cancellations, and new reasons for cancellation for the better analysis of information.

Furthermore, we continued with the following indicators: customer service, credit card approvals, cancellations and non-activity, debit card approvals, databases, mass losses, agribusiness and Pyme credit rating, domain verification, leasing, account cancellation, insurance sales, and control panel, achieving improvements in each of them.

We participated in the Plastic Administration Project, thus achieving an improvement in the measurement of critical processes, such as credit and debit cards.

It is very important for us to continue working on generating new tools which allow us to know better and deeper the degree of satisfaction of our customers. Such information enables us to make proper decisions for the business.

Corporate Image

During 2012 we continued to develop a mass media strategy, advertising in both nationwide and regional scope media.

We advertised in all media systems with 437,386 seconds of airtime on open television, 821,569 seconds on cable television, 4,221,956 seconds on radio, and ads in 96 print media, and in 46 digital media.

Moreover, we are also present on the streets, with ads in routes and signage at different strategic points in the country.

We developed direct marketing actions, which allowed us to get closer to customers and non-customers throughout the national territory. Approximately 360 e-mailing pieces allowed us to contact our customers in more than 17,500,644 million opportunities.

All these communication actions allowed us to strengthen the position of our institution and that of our services and products in every region of the country, reinforcing the development of new business throughout the Republic of Argentina, addressing and satisfying the specific needs of each of its regions.

During 2012, we also implemented a new platform for the advertising of contents by means of digital signage at branches. Through this state-of-the-art medium based on the use of electronic screens connected to computer networks, we transmitted the appropriate message to a public looked for at the desired time and place.

This year, we developed a Macro Benefits microsite in which we communicate all the promotions, discounts, and benefits available to our credit and debit card customers.

In 2012, we sponsored events that allowed us to accompany our customers throughout the national territory:

Sports

This year, we sponsored Cristian Ledesma's road rally (TC) team. We were present in each race, and invited our customers to enjoy the entire rally experience.

In tennis, we participated as the main sponsor of the Argentine Cup, and of the Federer vs. Del Potro exhibition match in Tigre.

We organized golf tournaments in several cities of our country exclusively for our customers.

In boxing, we sponsored Marcos Maidana in his world super lightweight title defense, and Charly Box in each event and show held.

Shows

With more than 298, we sponsored theatrical and musical shows to which we invited more than 10,500 customers. We offered them special discounts and benefits to enjoy the following:

•	Excalibur
•	Baglietto & Vitale
•	Soledad Pastorutti
•	Vicentico
•	Fito Páez
•	Hello Kitty
•	Frutillita
•	El Astros está de Fiesta
•	Carlos Baute

For the fifth consecutive year, we staged an open and free mega-event to celebrate the Bank’s anniversary in the city of Tucumán. The show featured Baglietto & Vitale, Soledad Pastorutti, and Vicentico. More than 40,000 people celebrated with us the 34th anniversary of the Bank.

Fairs, exhibitions, and events

We were present in more than 230 fairs, exhibitions, and events across the country. Through these events we have approached different segments: individual banking, corporate banking, agribusiness banking, PYME banking, participated in institutional events, etc. We made benefits and products available to all our customers, particularly to those in the corporate banking segment. Among these fair, we can highlight and mention our participation in:

•	Expo Agro
•	Agro Activa
•	Expo Láctea
•	Expo Tucumán
•	Ferinoa
•	Expo Agro Norte
•	Expo San Juan
•	LN Ganadera Norte
•	Fiesta del Inmigrante (Inmigrantes Party)
•	Expo Jujuy
•	Merco Láctea
•	Expo Rio Cuarto
•	FISA
•	60th Annual Convention of the Argentine Construction Chamber, among many others.

Macro Trucks

With our 5 trucks we travelled more than 18,000 km across our country and provided the automated teller machine and Internet connection service to our customers and visitors in the following cities: Mar del Plata, Carlos Paz, Tafi del Valle, Junin, Tilcara, Cafayate, Mar de Ajo, Pergamino, Tigre, Jujuy, Concepción del Uruguay, Oberá, Salta, Termas de Rio Hondo, and Tucumán.

With all these actions we succeeded in getting much closer to our customers in each region with exclusive benefits. We were able to be present where they are, know and understand their needs, offer them solutions, and help them in their projects.

Awards and Honors Received

Macro has been designated for the ninth year in a row as the Best Bank in the Argentine Northeast Region, and received the award Sol Andino for its experience, growth, and contribution to the region.

Sol Andino recognizes companies and institutions of Salta that excel in their field, clearly reflecting the positioning and preferences of local brands.

Moreover, the U.S. prestigious economic and financial magazine Global Finance designated Banco Macro as the best bank of Argentina in 2012, in its 19th annual report about the performance of the best banks of emerging markets, “The World`s Best Emerging Market Banks” –2012-.

The selection criteria used for this award were profitability, assets growth, product innovation, development of strategies, and customer service. Every year, Global Finance selects the best financial institutions around the world. This award has been accorded international recognition by the financial sector.

Banco Macro received the award “Best Communicational Strategy 2012” for its advertising campaign “Frascos” (Jars), from the newspaper El Tribuno, of Salta, at the Advertising Award event, which the newspaper organizes every year.

CORPORATE SOCIAL RESPONSIBILITY

A strategy for Corporate Social Responsibility tailored to the Bank’s needs

In Banco Macro, we understand the great economic and social impact we generate in all regions of the country, that’s why we work on the CSR-related aspects based on our corporate proposal: to be "more and more closer". Under this motto, we seek to build a dialogue with our stakeholders in order to strengthen the bond and create responsible projects, products, and services for mutual benefit.

Highlights 2012

•	We submitted the fifth CSR report 2011, which reflects our commitment to sustainability and rendering of accounts regarding our environmental, social, and economic responsibility in each area of the business. In this fifth edition, we were able to increase by 26% the number of reported indicators, achieving 87% over the total GRI (Global Report Initiative) indicators.
•	Furthermore, during the first quarter of 2012, the Board of Directors of Banco Macro formalized the Corporate Social Responsibility policy, as well as its action principles.
•	During November, we continued with the training project in CSR matters and sustainable actions for the community; in that respect, training was provided to PYME customers in Rosario, Buenos Aires y Córdoba.
•	During 2012, we issued the code of conduct for suppliers, which became a compulsory requirement for anyone to form part of the chain of value of Banco Macro.

Social Investment

The area of community relations is managed by Fundación Banco Macro. In 2012, we worked on redefining the focus and action priorities; the major challenge undertaken being the training and education of young people in work, effort, and responsibility culture.

Objectives revolve around four focuses:

•	Increasing, through education, young people’s capacity to seek, get, and maintain a job.
•	Increasing the young people’s capacity to develop independent and innovating business projects.
•	Integration of job training in different trades into sustainable projects.

•	Helping the young people affiliated to the program to get trained and complete their studies.

For this reason, we have worked during the year in more than 70 projects in alliances with social organizations, which also deal with education, nutrition, social medicine, health, and corporate volunteering actions.

The focus of our actions is still directed towards the provinces, especially in those where we have a sustained relationship with the community, given our capacity of financial agents.

Program “Saber para Ser” (Learn to Be)

In 2012, we highlight our financial and digital literacy program intended for the elders. This program was implemented through a national contest for grandparents and grandchildren, which by means of a recreational proposal educated old adults through their grandchildren’s assistance (www.macroconlosabuelos.com.ar). The 2 best pairs received netbooks and a trip to Calafate.

Furthermore, a personal training pilot test was implemented to bring automatic channels close to the grandparents. This experience took place in the province of Salta, with specialized educators who, by means of the use of touch screens, simulated the ATM interface, helping grandparents to narrow the technological gap.

Additionally, we have developed a magazine with educational contents based on financial education oriented to the youngest, dealing with matters such as saving, investment, the main functions of a bank, etc. In this first edition, the magazine was distributed among our employees’ children.

Program “Alcanzando el Futuro” (Reaching the Future)

The main focus of this program is on the promotion of work culture and local development. Projects were carried out throughout the country thanks to the alliances made with more than 20 social organizations. The direct beneficiaries of this program were more than 30,000 people, most of them entrepreneurs from vulnerable sectors.

One of the projects run during 2012 was “Potenciar Comunidades” (Strengthening Communities), which facilitates community development through the strengthening of local players, and the promotion of work in a network among them. This program generates capacities to transform reality in a positive way and to achieve the social and economic sustainability of the different community initiatives. This year we worked in 4 towns of the “NOA” (Argentine Northwest) (Colonia Santa Rosa, and Urundel in the province of Salta, and Valle Grande, and San Francisco in Jujuy).

“Alimentando el Futuro” (Nourishing the Future), and “Salud por Sonrisas” (Health for Smiles)

Nutrition and health are also vital aspects for the integral development of our children, that’s why projects that respond to these concerns in needy places are selected. Through 7 alliances with social organizations working on issues related to nutrition (community kitchens, orchard projects, training, etc.) we respond to the nutrition program.

Furthermore, in order to address the social medicine initiatives, we work with 13 social organizations focusing on the financing of medical care in rural areas, support for temporary residences for mothers of hospitalized children, and cooperation with the maintenance of facilities, which are the prime intervention focuses in this program.

“Unidos por Más” (United for More)

This program emphasizes the integration of disabled people through sports and recreational activities, the development of cultural programs, and workshops. One of the initiatives which we are most proud of is that undertaken with Fundación Baccigalupo which through sports integrates disabled children in different places of the country. The Salta premises are a joint initiative sponsored by Banco Macro from the very beginning.

“Generando el Cambio” (Generating Change)

This is our corporate volunteering program. During 2012, fifteen meetings were held about infancy, repair of buildings of social organizations, and nutrition, in which a great number of our employees participated. Also, a Christmas Eve fundraiser was organized in which volunteers prepared Christmas boxes which were delivered to 300 poor families across the country, with which we gave these families a different Christmas.

Moreover, we continued with the solidarity project contest, which has been run since 2008, the aim of which is to finance solidarity projects submitted by our employees. Each project is evaluated, and those selected receive the necessary funds to be carried out. In 2012, 37 projects won, which involved more than 220 volunteers.

Noteworthy figures 2012-12-21

•	Number of grandparents trained in Financial Education 1,500
•	70 solidarity projects received from our employees to benefit social organizations
•	21 meetings on volunteering and inclusion in social organizations held throughout the country
•	Number of students sponsored to pursue their studies 222
•	Number of social projects dealt with 150
•	Number of alliances with social organizations 80
•	More than 11 billion invested in the communities where we operate

GRUPO MACRO RESULTS

Banco Macro S.A. Economic and Financial Situation

The year 2012 presents again as a year of high growth levels. This growth is shown in the main variables and is supported by a solid basis. Unlike the previous year, this fiscal year shows a similar evolution both in its loan and deposit portfolios. The goal set by the Management as regards sustainable growth on the basis of conservative indicators made it possible to capture the liquidity generated through a major monetization of the economy. The ample structure of ratios which allowed the loan portfolio to grow with figures of 52% during 2011 is nowadays balanced. With an adequate management of liquid assets, and a better use of leveraging, we managed to maintain the market share, without disregarding the high standards of prudence in indicators.

Both the financing to the private sector and the deposits showed an increase close to ARS 7,000 million.

Competition maintained a very active presence searching for higher market shares. Macro was able to keep its share and leadership in its main products and geographic areas. In this respect, through its wide network of branches, Macro makes an effort to allow a very large number of people access to bank services, by making available to low-income sectors the benefits that a formal economy offers. To supplement this service, we fostered the use of alternative channels, thus decentralizing the flow of people, the delays, and reaching places where the service is not accessible, or access to it is difficult.

The recent history of Macro and its business model, with the utmost utilization of its national presence, has grown fast through its reaching individuals with medium low levels, agricultural and stock breeding companies, PYMES, and exporting companies in the provinces. In this respect, the incorporation of the Banco Privado de Inversiones’ portfolio allowed it to pursue its objective to increase its share market in the City of Buenos Aires and its zone of influence.

Currently, Grupo Macro’s banking structure consists of the following entities:

As to the branch network, it is the widest in the Argentine private sector, with 428 branch offices. Branches are established throughout the territory of the country, being the entity within the private sector with the strongest presence in the provinces. This branch network is supplemented with 1,045 automatic teller machines, and 832 self-service terminals.

The following table shows the location of the branches by region compared to the total number of branches of the Argentine financial system, evidencing a strong presence in the productive areas of the provinces, where the entity acts as a financial agent for the provincial governments:

Regions	Macro Branches	Financial System Branches	Market Share
Argentine Northwest	80	267	30%
Central	175	971	18%
Argentine Northeast	46	355	13%
Patagonia	20	306	7%
Cuyo	16	244	7%
Province of Buenos Aires	59	1,313	4%
City of Buenos Aires	32	804	4%
TOTAL	428	4,260	10%

Grupo Macro has a business model focused on retail banking and serving 3.1 million customers, the base of which grew by 337,000 individuals during the last year.

Solvency

Capital strength has always been one of Grupo Macro's objectives. Relying on this decision, it has been possible to meet the new requirements about risk coverage as prescribed by the monetary authority this year. As from February 2012, entities had to comply with the minimum capital requirement for operational risk, and have an excess to back its operations and growth.

In this context, Macro operates well above the established standards, achieving a 49% excess over the minimum required, and having assigned ARS 693 million to operational risk coverage.

The levels from which Banco Macro started ensured Macro the possibility of a more efficient use of its resources and of getting closer to the average standards of the system.

Macro’s Shareholders Equity, which still is the most important of all Argentine private banks1, rose from ARS 4.720 billion to ARS 6.199 billion, according to the profits obtained during the fiscal year.

Grupo Macro’s leverage level – Liabilities/Shareholders’ Equity – reached 6.8 times, and continues to be below the average value registered in the financial system - 7.8 times -, and below that of the main competitors.

Deposits

In 2012, there was a 24% annual increase in deposits, as a consequence of the 34% increase in deposits in Argentine pesos, which was mitigated by the drop, generalized at system level, of those made in foreign currency. Particularly, private sector deposits grew by ARS 4,533 million, with a strong participation of time deposits and checking accounts, reporting, respectively a 19% and 37% increase.

Grupo Macro continues to be one of the leading banks due to its deposit volume, and its market share reached 6.2% as of 31/12/2012, similar to the value registered the previous year.

The following table shows the evolution of its components:

Deposits
In million ARS	12/31/2010	12/31/2011	12/31/2012
Cheking accounts	4,179	4,912	6,717
Saving accounts	4,527	6,175	6,467
Time deposits	8,714	11,433	13,596
Other	756	793	1,066
Total Deposits Non-financial Private Sector	18,176	23,313	27,846
Total Deposits Public Sector	5,216	5,836	8,318
Total Deposits Financial Sector	16	18	24
Total Deposits	23,407	29,167	36,189

Loans

Loans to the private sector continued the trend of the previous years. In the current fiscal year, growth reached 28%, driven again by those products regarded as target by the institution. Macro maintained its leading position in personal loans, and reached 990 thousand loans for more than ARS 10,800 million, and delays in payment lower than 2.5% of the portfolio. The market share of this product reaches 14.4%, two percentage points above the closest competitor. The Credit Card product increased its balance by 54%, reaching 1.3 million card holders.

1 Financial Entities Information, October 2012.

The following table shows the composition of the segment and its evolution during the last three years:

Loans
In million ARS	12/31/2010	12/31/2011	12/31/2012
Overdrafts	2,033	2,713	4,281
Documents	1,805	3,178	3,651
Mortgage loans	903	1,143	1,508
Pledge loans	347	667	929
Personal loans	5,802	9,023	10,827
Credit cards	1,553	3,069	4,725
Other	3,489	4,445	5,283
Total Loans	15,933	24,238	31,204
Leasing	253	332	328
Total Financing	16,186	24,570	31,532

During the current fiscal year we continued with the Group’s policy aimed at creating provisions in addition to those required by the BCRA in order to maintain the provision level in accordance with the Entity’s prudent policies. The coverage indicator –Provisions on irregular portfolio- remained around 155%.

The credit activity remained active and demanding throughout the fiscal year. The low unemployment level, and the growth in the economic activity which was stronger in the last quarter, boost the demand, mainly for Agreements and Note Discounting aimed at companies. Delinquent levels remained at historically low values, reaching a bad debt ratio of 1.8%.

Liquidity

The Group’s liquidity reached ARS 11,490 million as of the end of the fiscal year, showing a 13% increase as compared to the previous year. In terms relative to deposits, this indicator is positioned at 31.7%, slightly below that of 2011. A decrease in the government bonds LEBAC / NOBAC and swaps, was observed in this period, which was offset by the increase in cash and cash equivalents.

The following table shows the consolidated balances as of the end of each Fiscal Year:

Liquidity
In million ARS	12/31/2010	12/31/2011	12/31/2012
Cash & cash equivalents	5,202	6,172	10,047
LEBAC / NOBAC	4,006	1,304	613
Resales of government securities	2,324	2,131	146
Other	609	525	684
Total Liquid Assets	12,141	10,132	11,490
Liquid assets as total deposits	51,9%	34.7%	31.7%

Results

The evolution of Grupo Macro’s results continued to demonstrate its financial and solvency potential, which is reflected in the net income of ARS 1,494 million registered in the fiscal year 2012, up 27% from the ARS 1,176 million of the previous year.

Financial income totaled ARS 6,904 million, which represents a 47% increase compared to the ARS 4,699 million in 2011. Eighty five per cent of that amount derived from the interest generated by loans, which grew by 54% in the fiscal year, and resulted in an improved financial margin of around 37%.

On the other hand, resources deriving from the application of liquidity and holding of securities contributed a minimum portion, which intensified the focus on the financing of productive and consumption activities.

The loan bad debt charge-off increased by 120% as a result of the rise in the ordinary provisions, due to the portfolio increase and the creation of provisions in addition to the minimum required by the BCRA on the consumption portfolio.

Administrative expenses grew at a very lower rate compared to net services. Efficiency indicators improved even above the competitors’.

Said profitability represented a ROE –average return on equity- of 27.1% and a ROA –average return on assets- of 3.3%, positioning it above the average in the Argentine financial system. These results evidence stability and continuity in the generation of income, productivity and efficiency in the use of resources over the years.

Net income
In million ARS	12/31/2011	12/31/2012	Variation
Financial Income	4,699	6,904	47%
Interest on loans	3,802	5,863	54%
Net income from government and private securities	494	362	-27%
CER and CVS adjustments and others	402	679	69%
Financial Expense	1,719	2,828	65%
Gross Intermediation margin - gain	2,980	4,077	37%
Provision for loan losses	273	600	120%
Net fee income	1,541	1,959	27%
Administrative expenses	2,489	3,115	25%
Operating result	1,759	2,320	32%
Net other income and minority interest in subs	75	27	-64%
Net Income before income tax	1,834	2,347	28%
Income Tax	658	853	30%
Net income	1,176	1,494	27%

*Spanish acronym for “Coeficiente de Estabilización de Referencia” (Reference Stabilization Coefficient).

** Spanish acronym for “Coeficiente de Variación de Salarios” (Salary Variation Coefficient

Grupo Macro’s Main Indicators

The following table shows the evolution of some selected main indicators of Grupo Macro.

	Unit	2010	2011	2012
Assets	million ARS	33,524	41,442	48,379
Private Sector Loans	million ARS	16,185	24,570	31,532
Liabilities	million ARS	29,371	36,723	42,180
Deposits	million ARS	23,407	29,167	36,189
Shareholder´s Equity	million ARS	4,153	4,720	6,199
Profitability	million ARS	1,010	1,176	1,494
ROA	%	3,6%	3,4%	3,3%
ROE	%	27,1%	26,7%	27,1%
Allowances / Non-performing portfolio	%	147%	159%	155%
Non-performing / Total portfolio	%	2,1%	1,5%	1,8%
Minimum capital surplus	%	146%	72%	49%
Leverage – Liabilities / SE	Times	7.1	7.8	6.8

SALIENT EVENTS

New Capital Market Act

The Capital Market Act was passed and enacted on November 29th and December 27th 2012, respectively. This act contemplates the integral amendment of the public offering regime established by Act 17811.

Production Investment Facilities (Central Bank of the Republic of Argentina)

During 2012 the Central Bank of the Republic of Argentina, through its Communication “A” 5380 and supplementary provisions, determined that financial entities should offer their customers a special credit facility to be applied to the financing of production activities, for an amount reaching 5% the monthly average of non-financial private sector deposits as of the month of June 2012.

In addition, the BCRA established that at least 50% of such amount shall be devoted to the financing of production investment activities in Small and Medium-sized Companies.

As of 12/31/2012, Banco Macro has disbursed ARS 972 million in this facility, having agreed on a total amount of ARS 1,060 million. This exceeds the minimum placement amount established under the above mentioned rule that reaches ARS 992 million.

It is worthwhile to mention also that Banco Macro has complied in excess with the minimum percentage determined for the financing of Small and Medium-sized Companies, reaching 70% of financing to this segment.

These actions reinforce the commitment and purpose of Banco Macro of being close to the communities in which the bank is present and of financing production activities of these regions, ensuring the growth thereof.

POST CLOSING EVENTS

To the date of this report, we detected no post closing events.

DISTRIBUTION OF DIVIDENDS

The rules and regulations issued by the Central Bank of the Republic of Argentina provide that the financial entities may distribute dividends with prior authorization from the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial and Exchange Entities). Such rules and regulations are provided for in Communication “A” 5072 and supplementary provisions of the BCRA (Revised Text CONAU – Item 9 Income Distribution).

Among the aspects assessed by the Central Bank of the Republic of Argentina is compliance with the minimum capital requirement, even after the distribution of dividends, for which purpose it establishes an additional margin.

Except for such 75% additional margin, Banco Macro’s position as to minimum capitals is a comfortable position and it would have allowed to bear a dividend distribution at least similar to that of the year 2010.

The Board shall propose the Shareholders’ Meeting to apply such profits to the creation of an optional reserve fund.

directors and top management remuneration

The Bank has not changed its policy regarding the Directors’ remuneration. All the members of the Board of Directors perform technical-administrative tasks in the company.

Their remuneration is determined by the Shareholders’ Meeting that evaluates, on an annual basis, the administration and acts of the Board.

The remuneration of Top Management officers is composed of a fixed component (salary) and a variable element consistent with the mission and values of the organization.

acknowledgments

The Board of Directors thanks our customers, correspondents, providers and colleagues, the shareholders and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), the Comisión Nacional de Valores (Argentine Securities Commission) and of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) for the support we received.

We very specially thank the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, this 7TH day of March 2013.

The Board of Directors

EXHIBIT

Compliance
Total (1)	Partial (1)	Non- Compliance (1)	Notify (2) o Explain (3)

PRINCIPLE I. TRANSPARENT THE RELATIONSHIP BETWEEN ISSUER, THE ECONOMIC GRUOP ISSUER LEADS AND/OR INTEGRATES AND ITS RELATED PARTIES

Recommendation I.1: Ensure the disclosure by the Management of policies applicable to the relationship of Issuer with the economic group Issuer leads and/or integrates and with its related parties.

Answer if:

Issuer has an internal rule or policy of authorization of transactions between related parties in compliance with section 73 of Law 17811, transactions performed with shareholders and members of the Management Body, top managers and auditors and/or members of the supervisory committee, within the scope of the economic group Issuer leads and/or integrates.

Explain the main guidelines of the internal rule or policy

x

The Bank has adopted a procedure to comply with the provisions of Sect. 73 of Law 17811, as to treatment by the Audit Committee of the transactions with related parties involving a significant amount.

This procedure includes requesting the Audit Committee its opinion with respect to the transactions meeting the conditions set forth in the above mentioned law for acts and contracts involving a significant amount.

On the other hand, note that the Bank carries out its transactions with related parties under the same conditions as with the rest of its customers, complying with the applicable Credit Policies and the exposure limits regulated by the BCRA.

Additionally, the Bank, in its capacity as authorized financial entity, complies with the information provisions and obligations set forth by the Financial and Exchange Entities Act No. 21526 and the regulations issued by the Controlling Entity (Central Bank of the Republic of Argentina).

Pursuant to the laws (Business Company Act 19550), the specific applicable rules and regulations (Decree No. 677/01), the professional accounting principles (Technical Resolution No. 21) and the best practices, the Bank informs about the transactions with affiliated and related companies (subsidiaries), in notes to the financial statements.

The information provided includes the relevant transactions carried out with shareholders and managers, in habitual market conditions.

Recommendation I.2: Ensure the existence of mechanisms to prevent conflict of interests. Answer if:

Issuer has, notwithstanding the laws and rules in force, clear policies and specific procedures to identify, handle and resolve any conflict of interest that may arise between the members of the Management Body, top management officers and auditors and/or members of the supervisory committee in their relationship with Issuer or with persons related to Issuer.

x

The Code of Ethics for Directors and Top Managment Officers sets forth the procedure to be followed in case of interest overlapping or conflict of interest.

The Code provides that the Directors and Officers shall:

* Act honestly and in an ethical manner, including the ethical handling of any conflicts of interest, be they apparent or real, between their personal and professional relationships, promoting also an ethical behavior among colleagues and subordinates;

* Avoid any kind of conflict of interest known by them or which might be reasonably deemed known thereby, reporting the Audit Committee of the Bank’s Board of Directors (the “Audit Committee”) any significant transaction or personal relationship which might reasonably originate such conflict of interest;

Recommendation I.3: Prevent the abuse of privileged information. Answer if:

Issuer features, notwithstanding the laws and rules in force, achievable policies and mechanisms to prevent the abuse of privileged information by the members of the Management Body, top management officers, auditors and/or members of the supervisory committee, controlling shareholders or shareholders exercising significant influence, acting professionals and the rest of the persons listed in sections 7 and 33 of the Decree No. 677/01.

x

Banco Macro S.A. (“Banco Macro”) features a policy applicable to it and to its subsidiaries (collectively referred to as the “Bank”) in connection with the handling of the confidential information obtained by directors, executive officers and employees of the Bank and the trading of Securities (as defined below) issued by the Bank on the basis of such confidential information (hereinafter the “Policy”).

This Policy determines the guidelines allowing the directors, executive officers and employees of the Bank to comply with the obligations set forth by the laws in force and applicable to securities in the jurisdictions in which securities of the Bank are traded.

This Policy does not limit in any manner the restrictions and obligations set forth by the rules and regulations applicable to the trading of Securities. The directors, executive officers and employees of the Bank must be aware or informed about the obligations imposed by the different local and national rules and regulations in connection with the trading of Securities, before participating in that kind of transactions.

PRINCIPLE II. SET THE BASIS FOR A SOLID MANAGEMENT AND SUPERVISION OF ISSUER

Recommendation II. 1: Ensure the Management Body assumes the management and supervision of Issuer and the strategic orientation thereof. Answer whether the Management Body approves:
II.1.1.1 the strategic o business plan, as well as the management goals and annual budgets,	x

The Board of Directors approves each year the Business Plan describing the management goals and also, the Annual Expenditure and Investment Budget.

The Board trusts the Asset & Liability Committee (ALC) with the preparation of the Business Plan based on the goals established by the management. Within this framework, the top management executive officers and the ALC revise the compliance with the Plan.

Additionally, the Management Control Department is in charge of following up the budgeting procedure. The Management Control Department informs the Asset & Liability Committee about the revisions made and the justification of any deviations from the budget.

The ALC informs the Board about the follow-up of these plans and budgets.

II.1.1.2 the investment policy (investment in financial and capital assets) and the financing policy,	X

The Board trusts the Asset & Liability Committee (ALC) with the implementation, follow-up and adjustment of the Investment and Financing Policy. The Investment and Financing Policy is reflected in the Business Plan and the Expenditure and Investment Budget.

The Board evaluates and approves both and also becomes takes notice of the analyses performed by the ALC with respect to any deviations.

II.1.1.3 the corporate governance policy (Code of Corporate Governance compliance)	X

The Board of Directors has approved the Corporate Governance Policy applicable to the Bank and its subsidiaries. In addition, the Board has decided the creation of the Corporate Governance & Designations Committee. This Committee is in charge of Supervising the implementation and compliance with the good practices contemplated in the Code of Corporate Governance in the Bank and the subsidiary companies, all of which shall be informed to the Board.

II.1.1.4 the policy of selection, evaluation and remuneration of first-line managers,	X

With respect to the evaluation and remuneration of First-Line Managers, the Bank features a Compensation Policy that contemplates both the fixed remuneration as the variable one; the latter subject to the process of evaluation of goals and responsibilities.

The Incentive Committee is in charge of controlling whether the staff economic incentive system is consistent with the entity’s culture, goals, long-term business, strategy and control environment and the prudent assumption of risks.

The goals that Banco Macro pursues are to compensate its personnel ensuring recognition of their work and acts, internal equity, competitiveness, productivity, efficiency and added value.

As to the selection of personnel, Banco Macro’s policy is to ensure all vacancies are covered with the most appropriate person for each position, prioritizing internal candidates.

The Bank features a selection process that includes defining position requirements and search strategy, competence selection interviews, level of adjustment to the Bank’s culture and technical knowledge with Human Resources and the line, and also complementary pre-employment tests, aimed at gathering as much information as possible to choose the best candidate to fill the position.

II.1.1.5 the policy of allocation of responsibilities to first-line managers,	x

The Organization Guide includes a summary of the responsibilities and duties of first-line officers and higher positions (Assistant Directors/Managers) and lower positions. The Bank’s Organization Guide and Organization Chart are approved by the Board of Directors.

II.1.1.6 the supervision of first-line managers succession plans	x

Through the delegation to the Corporate Governance & Designations Committee. Such Committee is in charge of the process to replace or substitute top management officers, and of approving the designation thereof, following the guidelines of the executive officers succession plan. The Bank features guidelines for the succession of key positions.

II.1.1.7 the corporate social responsibility policy,	x

The Bank features a Corporate Social Responsibility Policy. The Board has decided that the Ethics & Compliance Committee shall be in charge of supervising the application of these guidelines. Besides, the Bank has a specific department that develops actions related to such policy.

II.1.1.8 integral risk management and internal control policies, and fraud prevention policies,	x

Risk Management: The Board has decided the creation of a Risk Management Committee that shall be in charge of following up top management activities as to credit, market, liquidity, operational and compliance risk management issues, among others. The Risk Management Committee also advises the Board on the risks to which the entity is exposed.

Internal Control: The Board defines clear guidelines with respect to the responsibility of each of the members of the organization. It is the responsibility of Top Management to implement appropriate internal control systems and to monitor the effectiveness thereof, periodically reporting to the Board about compliance with goals.

In addition, pursuant to the provisions set forth in section 15 of the Decree 677/2001, it is the responsibility and duty of the Audit Committee to supervise the operation of the internal control systems and of the administrative and accounting system, as well as the reliability of the latter and of all the financial information or of other significant events submitted to the CNV (Argentine Securities Exchange Commission) and the self-regulated entities in compliance with the applicable information requirements.

Furthermore, the Bank has an Internal Audit Committee –as required by the rules of the Central Bank of the Republic of Argentina- in charge of supervising the appropriate operation of the internal control systems defined in the entity by means of periodic evaluations.

Finally, the Bank complies with the SOX Certification, which is part of the regulatory requirements of the New York Stock Exchange (NYSE) for companies listing its shares in the United States of America, and which requires the assertion that the Entity had, at the end of each fiscal year, an effective internal control over the financial reporting based on a set of control criteria defined in order to meet the requirements under the Auditing Standard No. 5 “An Audit of Internal Control Over Financial Reporting That is Integrated with An Audit of Financial Statements” (AS N. 5) issued by the PCAOB (Public Company Accounting Oversight Board).

This certification is reviewed by our Independent Auditors.

Prevention of Fraud: The Bank features a department with specific functions as to the prevention and investigation of frauds. The procedures in this regard are aimed at detecting behaviors and investigating fraudulent events and practices in order to protect customers’ rights and the Bank’s institutional image, preserving the transparency and safety of its transactions.

II.1.1.9 the policy of continuous training and formation for the members of the Management Body and of first-line managers. In case this policy is in place, please describe the main aspects thereof.	x

The Bank has a continuous training and formation program for the members of the Board of Directors and Top Management Executives. In addition, these officers, within the scope of their responsibilities, have the possibility of arranging their training in different subjects or topics related to the business, facilitating the Bank the necessary resources for such training.

During the last fiscal year, the Directors have been able to attend presentations related to Corporate Governance, Corporate Social Responsibility, Anti-Money Laundering issues, given by independent and internal advisors and which have had adequate compliance.

Besides they also attend regular information sessions about regulatory issues, of banking matters and also about micro and macro-economic aspects, in connection with the context.

Furthermore, Board members and top management officers frequently participate in courses, seminars or similar events that deal with banking, anti-money laundering issues, etc.

As to management executives, the Human Resources Head Department designs and implements, on an annual basis, the training and formation program which is approved by the Board.

II.1.2 If applicable, add other policies applied by the Management Body and not mentioned herein, and describe the significant aspects thereof.	x

•     Code of Banking Practices

•     Code of Investor Protection

•     Corporate Social Responsibility Policy

•     Protection of Personally Identifiable Information

•     Policy of Non-Discrimination in the COmposition of the Board of Directors

•     Know Your Organization Structure Policy

II.1.3 Issuer features a policy aimed at ensuring the availability of relevant information for decision making by its Management Body and a direct enquiry line for management level members, in order to ensure a symmetric information resource for all its members (executive officers, independent and external) in equal conditions and with reasonable advance in order to allow the adequate analysis of the its content. Please specify.

x

The Bank complies with the provisions set forth in the Business Company Act as to the operation of the Board of Directors as corporate management body.

As to the meetings of the Board, before each one of them, the members of the Board are given the list of matters to be discussed and all relevant supporting information/ documentation allowing a correct analysis. Additionally, the members of the Board have the Secretary of the Board to answer any inquiries or questions that may arise.

On the other hand, the Bank’s committees operate subject to a set of rules and regulations and under the coordination of an officer, who shall be responsible for the distribution and access to the information material to be discussed in each meeting, before such meetings are held.

II.1.4 All matters submitted to the Management Body are accompanied by an analysis of the risks related to the decisions that such body may make, considering the corporate risk level defined as acceptable by Issuer. Please explain.

x

The Bank features Risk Management Policies and Procedures and a Risk Management Committee responsible of seeing to the application thereof. Within the scope of such Committee, the Entity has defined, with the Board’s approval, thresholds and limits for each exposure to significant risks, and an authorization scheme for the authorization of these exposures. Besides, Banco Macro features rules for the analysis and approval of new products and procedures, which include the analysis of any related risks.

Recommendation II.2: Ensure an effective control of corporate Management. Answer whether the Management Body verifies:
II.2.1 compliance with the annual budget and the business plan,	x

The Assets & Liabilities Committee is in charge of following up the compliance with the Business Plan and the Budget. Such Committee shall inform the Board of Directors about any significant deviation it may detect.

II.2.2 the acts and actions of first-line managers and compliance of the goals defined for them (the level of expected profits versus the level of profits actually obtained, financial rating, accounting report quality, market share, etc.)

Include a description of the relevant aspects of Issuer’s Management Control policy providing details of the techniques employed and the frequency of the monitoring actions carried out by the Management Body.

x

The acts and actions of first-line managers and the fulfillment of their goals are evaluated on a permanent basis.

The Board as a whole and the Directors individually, through their participation in the different committees of the Bank, continuously evaluate the acts and actions of top management officers, in addition to the annual planning and evaluation contemplated in the Incentive Policy.

Furthermore, this review is carried out through the follow-up of the Business Plan and the Budget, which are responsibilities allocated by the Function Manual.

Recommendation II.3: Disclose the evaluation process of Management’s performance and the impact thereof. Answer whether:

II.3.1 Each member of the Management Body complies with the Bylaws of the company and, if applicable, with the Operating rules and regulations of the Management Body. Provide details of the main provisions of such Operating rules and regulations. Indicate the degree of compliance with the company’s Bylaws and the Operating Rules and Regulations.

x

The Board of Directors has no operating rules and regulations. Each of its members fully complies with the provisions of the corporate bylaws. Section 10 of the Financial Entities Act contemplates certain conditions the Directors must comply with.

II.3.2 The Management Body reports the results of its administration taking into account the goals set at the beginning of the year, so that the shareholders are able to evaluate the compliance degree of such goals, which include both financial and non-financial aspects. Additionally, the Management Body submits a diagnosis on the compliance degree of the policies described in Recommendation II, items II.1.1. and II.1.2

Describe the main aspects of the evaluation made by the Shareholders’ Meeting regarding the degree of compliance on the part of the Management Body of the goals set at the beginning of the year and of the policies described in Recommendation II, items II.1.1 and II.1.2, specifying the date of the Shareholders’ Meeting during which such evaluation was submitted.

x

The Board of Directors discloses the results of its administration through the Annual Report and the Balance Sheet, pursuant to section 66 and 63 of the Business Company Act, respectively.

The Explanatory Report on the Code of Corporate Governance and the Corporate Governance Policy supplement the disclosure regarding the management scope.

Finally, it is worthwhile mentioning that the Directors’ administration has never been questioned by the shareholders.

Recommendation II.4: That the number of external and independent members be a significant proportion in the Management Body. Answer whether:
II.4.1 The proportion of executive external and independent officers (the latter as defined in the rules of this Commission) of the Management Body relates to Issuer’s capital structure.	x

The Bank has the number of independent directors that is necessary to meet the requirements of the rules of the Central Bank of the Republic of Argentina, the Argentine Securities Exchange Commission and the Securities and Exchange Commission (“SEC”) and relates to Issuer’s capital structure.

II.4.2 During the present year, the shareholders agreed at a Shareholders’ Meeting upon a policy aimed at keeping a proportion of at least 20% of independent members over the total number of members of the Management Body.

Describe the relevant aspects of such policy and any other shareholders agreement that may help to understand the way in which the members of the Management Body are designated and for how long. Specify whether the independent capacity of the members of the Management Body was questioned during the course of the present year and whether there has been any abstention due to conflict of interests.

x

There is no need of a shareholders’ agreement to keep a proportion of at least 20% of independent members, pursuant to the laws mentioned in the preceding item.

The Bank complies with the indicated proportion since five out of the 13 members elected by the Shareholders’ Meeting to compose the Board of Directors have declared their independent capacity, and therefore, the proportion achieves 38% of the members.

The independent capacity of the members of the Board has not been questioned.

Recommendation II.5: Commit to the existence of rules and proceedings inherent to the selection and proposal of the members of the Management Body first-line managers. Answer whether:
II.5.1 Issuer has a Designations Committee	x		The Bank has a Designations Committee (known as Corporate Governance and Designations Committee)
II.5.1.1 composed by at least three members of the Management Body, a majority of which acts as independent member,		x	The Corporate Governance and Designations Committee is composed of three members of the Board and only one of them acts as independent director.
II.5.1.2 chaired by an independent member of the Management Body,	x		The Bank determined this Committee shall be chaired by an independent director and this shall be formalized at the next meeting.
II.5.1.3 whose members prove to have enough knowledge and experience in human capital policy matters	x		The members of the Committee have long and proved experience in terms of Human Resources and solid knowledge of the banking business.
II.5.1.4 that meets at least twice a year.	x		The Committee meets at least semi-annually.
II.5.1.5 whose decisions are not binding for the General Shareholders’ Meeting but rather of an advisory nature as to the selection of the members of the Management Body.	x

For the Argentine Law, the shareholders are the only ones authorized to propose the members who shall compose the Board.

According to the Board of Directors definition, under the Corporate Governance Policy, the directors must be morally suitable and have experience in and knowledge of the banking business. There are no formal requirements to participate in the board apart from those set forth by the applicable laws.

On the other hand, the Central Bank of the Republic of Argentina (BCRA), through its CREFI circulars (communications regarding the Creation and Operation of Financial Entities), sets forth evaluation criteria followed in order to grant the authorization to the directors designated by the shareholders’ meeting.

Pursuant to the rules of the BCRA, the boards of financial entities shall be composed of at least an 80% of persons with knowledge and previous experience related with financial activities.

Therefore, the background of the directors appointed by the shareholders’ meeting are evaluated by the Central Bank and such directors may not hold such positions without being previously authorized by the Board of such Institution.

II.5.2 In case the entity has a Designations Committee, answer whether such Committee:
II.5.2.1. verifies the annual review and evaluation of its rules and regulations and suggests the Management Body the amendments for the approval thereof,	x		The Committee revises on an annual basis its rules and regulations and suggests to the Board any possible amendments or changes to be done.
II.5.2.2 proposes the development of criteria (qualification, experience, professional reputation, ethics and other) for the selection of new members of the Management and first-line managers,		x

The Board of Directors has defined the criteria for the selection of new members of the Board and included them in the Corporate Governance Policy (see II.5.1.5).

The Bank’s directors must be morally suitable and have experience in and knowledge of the banking business. There are no formal requirements to participate in the board apart from those set forth by the applicable laws.

Fulfillment with such requirements is evaluated at the time of the proposal for the designation of the directors made by the shareholders’ meeting as well as on a periodic basis during the time the director holds office as such.

As to First-line Managers, the Bank features a selection process that includes defining position requirements and search strategy, competence selection interviews, level of adjustment to the Bank’s culture and technical knowledge with Human Resources and the line, and also complementary pre-employment tests, aimed at gathering as much information as possible to choose the best candidate to fill the position.

II.5.2.3 identifies candidates to hold office as members of the Management Body to be proposed by the Committee to the General Shareholders’ Meeting,

We consider this item does not apply since the Argentine laws establish that the proposal for the designation of new Directors must be submitted by the shareholders, who have not delegated such functions.

II.5.2.4 suggests members of the Management Body who shall act as members of the different Committees within the Management Body in accordance with their background			We consider this item does not apply since the Board of Directors is the body deciding the composition of the Bank’s Committees.
II.5.2.5 recommends that the Chairman of the Board shall not simultaneously act as General Manager of Issuer	x

The Bank complies with this recommendation since the President of the Bank does not act as general manager. The Board has delegated certain functions and responsibilities to an Executive Committee (the creation of which is provided for in the bylaws). Two assistant managers, one of them with commercial functions and the other one with operating functions, report to such Executive Committee. Staff departments of the Board also depend of the Executive Committee.

II.5.2.6 ensures the availability of the resumes of the members of the Management Body and first-line managers in Issuer’s web site, where there is express indication of the term of their mandates in the first case,

x

Pursuant to the provisions of the Board contemplated in the Transparency Policy, the Bank’s web site shows the information regarding the composition and resumes of the directors, the members of the supervisory committee and first-line managers.

II.5.2.7 confirms the existence of a succession plan applicable to the Management Body and first-line managers		x

The Argentine laws grant the shareholders’ meeting the power to appoint the members of the board of directors of a company.

First-line Managers. When companies need to develop a Business Strategy, they require physical and financial assets, and inevitably people to provide them with the knowledge and management capacity.

For this reason, the Bank decided that Human Capital must also be planned, in order to efficiently meet present and future requirements of the business.

This planning implies: identifying business needs and what competences and capabilities we will need; when should they be available and implementing actions to have the necessary professional resources for each moment.

It’s Banco Macro’s policy to have a qualified professional team to hold Management positions and to allow the Bank’s short, medium and long-term growth and development.

II.5.3 If applicable, please add any implemented policies designed by the Designations Committee of Issuer not mentioned in the preceding item.			Not Applicable.

Recommendation II.6: Evaluate whether it is convenient to have the members of the Management Committee and/or auditors and/or members of the supervisory committee rendering services for several Issuers.

Answer whether:

Issuer establishes a limit to the members of the Management Body and/or auditors and/or members of the supervisory committee to render services for or hold offices in other entities that are not part of the economic group, controlled by Issuer and/or of which Issuer is a member. Specify such limit and indicate whether during the year Issuer detected and verified any violation of such limit.

x

The board considers appropriate not to limit the number of companies in which the directors and/or auditors of the Bank may hold office as such. The board bases its decision in this respect on the diversity of knowledge and experience that such other offices may contribute to the directors and/or auditors.

This decision is contemplated in the Corporate Governance Policy as approved by the Board of Directors.

Recommendation II.7: Ensure the training and development of the members of the Management Body and first-line managers of Issuer Answer whether:

II.7.1 Issuer has continuing Training Programs related to Issuer’s needs for the members of the Management Body and first-line managers, which include matters regarding their role and responsibilities, the integral management of business risks, specific aspects of the business and the rules and regulations applicable thereto, corporate governance dynamics and matters regarding corporate social responsibility. In the case of the members of the Supervisory Committee, international accounting standards, audit and internal control principles and rules and specific capital market rules and regulations.

x

The Bank features a continuing formation and training program for the members of the Board and Top Management officers. In addition, these officers, within the scope of their responsibilities, have the possibility of arrange their training in different subjects related to the business, and the bank facilitates the necessary resources to allow such training.

During the last fiscal year, the Directors have attended training courses on Corporate Governance, Corporate Social Responsibility, Anti-Money Laundering, which have been given by independent and internal advisors and have had adequate compliance.

Besides, they are given information sessions related to regulatory matters of banking nature and also on micro and macroeconomic aspects.

They frequently participate in courses, seminars or similar events on banking, anti-money laundering matters, among other subjects.

As to management executive officers, each year the Human Resources Department designs and implements the formation and training program.

II.7.2 Issuer encourages, by other means not described in II.7.1 above, the members of the Management Body and first-line managers to keep a constant training to complement is formation level in order to add value to Issuer. Indicate how Issuer accomplishes this.

x

The formation and training program is aimed at fostering the compromise of those who direct the company so that they are the main transmission sources both of knowledge and the Bank’s culture.

Therefore, our policy includes both internal and external training activities in order to allow the officers to propose the formation alternatives that best suit or meet their needs and the needs of the person to carry out his/her work at the Bank.

PRINCIPLE III. GUARANTEE AN EFFECTIVE POLICY OF IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE OF BUSINESS RISK

Recommendation III: The Management Body must have an integral business risk management policy and monitor the appropriate implementation thereof. Answer whether:

III.1 Issuer features integral business risk management policies (compliance with strategic, operating, financial goals, with account reporting requirements, laws and rules and regulations, among other). Please describe the most relevant aspects of such policies.

x

Macro Risk Management Policy defines the environment for the risk management process, under the notions of risk identification, measurement and monitoring. It also establishes the responsibilities of each level within the Organization in this process.

The risk management process includes the Board defining exposure limits for each of the risks, following up the exposure of each of such limits by the persons in charge, preparing periodic reports for the Risk Management Committee, following up the alerts and applying the relevant action plans to such alerts.

III.2 There is a Risk Management Committee within the Management Body or the General Management. Please inform about the existence of procedural guidelines and provide details of the principal risk factors that are specific for Issuer or its activity and the implemented mitigation actions. In the absence of such Committee, please describe the supervisory function performed by the Supervisory Committee as the risk management.

Additionally, specify the interaction level between the Management Body or its committees and Issuer’s General Management regarding the integral business risk management actions and proceedings.

x

The Board of Banco Macro approved the creation of a Risk Management Committee. One of its responsibilities is to ensure the definition of an independent risk management, coordinating the administration of the different kinds of risks and the corresponding persons in charge thereof.

In this sense, the Committees coordination includes the persons in charge of Financial Risk, Credit Risk, Operational Risk and Compliance Risk; being as well responsible for the application of the guidelines contemplated in the macro Risk Management policy. Both assistant general managers participate in the Committee as well.

Within the scope of risk management, each person in charge of risk management issues designs and implements the specific policies and proceedings applicable to each of the risks (credit, market, operational), follows up risk exposure based on the limits and/or thresholds defined for each risk in agreement with the Board. Additionally, the person in charge informs about any alerts that may arise and coordinates the implementation of the applicable action plans to regularize the situation. The description of the risk management framework is included in the Annual Report prepared for the present fiscal year, in the notes to the Financial Statements and in our Web site.

The Committee keeps the Board updated and informed about the risk management framework. The Board is aware of all the minutes of the meetings held by the Committee.

III.3 There is an independent function within Issuer’s General Management that implements the integral risk management policies (function of the Risk Management Officer or equivalent). Specify.	x

Risk management responsibility falls on the Risk Committee.

The Risk Management Committee is in charge of following up Top Management’s activities as to credit, market, liquidity, operational, compliance and reputation risk management matters, among other things.

Is the responsibility of the Committee to establish an independent risk management, coordinating the administration of the different kind of risks and the corresponding persons in charge. It also advises and keeps the Board informed about the entity’s risks.

III.4 Integral risk management policies are constantly updated in accordance with the recommendations and methods recognized and accepted in this field. Specify which ones (Enterprise Risk Management, under the scope of COSO – Committee of Sponsoring Organizations of the Treadway Commission-, ISO 31000, IRAM 17551, section 404 of Sarbanes-Oxley Act, others)

x

Risk Management Policies are continuously updated, adjusting the bank’s practices to the best market practices, based on the model’s maturity.

Those officers in charge of Credit Risk, Market Risk, Operational Risk and Compliance Risk issues keep their policies and specific procedures updated and submit to the consideration of the Risk Committee any amendments or changes that must be introduced and, also, recommend the Committee the incorporation of improved aspects into the Macro Risk Management Policy.

Risk management policies are in line with the recommendations issued by the Basle Committee and the rules of the BCRA and complies with section 404 of Sarbanes-Oxley Act.

III.5 The Management Body communicates the results of supervision of risk management actions performed on a joint basis with the General Management in the financial statements and in the annual report. Describe the main aspects of the statements made therein.

	x	The risk management framework is shown through the Notes to the Financial statements, the Annual Report for the relevant fiscal year, and in our Web site.
PRINCIPLE IV. PROTECT THE INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS
Recommendation IV: Guarantee the independence and transparency of the functions entrusted to the Audit Committee and the Independent Auditor. Answer whether:

IV.1. At the time the Management Body appoints the members of the Audit Committee, taking into account that the majority of them must be independent, evaluates the convenience that such Audit Committee be presided by and independent member.

x

The Bank lists its shares in the New York Exchange; therefore it is subject to Rule 10A-3 of the Securities Exchange Act of 1934 (Section 303A.06), which establishes that all the members of the Audit Committee must be independent Directors.

The Bank’s Audit Committee is composed of three regular directors and one alternate director, who are independent under the rules of the CNV (section 15 of Decree No. 677/2001 – Public Offering Transparency Regime). Accordingly, the Chairman of the Audit Committee must be an independent Director.

IV.2 There is an internal audit function reporting to the Audit Committee or to the Chairman of the Management Body and that is in charge of evaluating the internal control system.

Indicate whether the Audit Committee or the Management Body makes an annual evaluation about the performance of the internal audit department and the degree of independence of its professional work, meaning that the professionals in charge of such function are independent from the rest of the operating departments and also meet independency requirements as to the controlling shareholders or related entities having significant influence on Issuer.

Specify, as well, whether the internal audit function carries out its work in accordance with the standards of international profession of internal audit issued by the Institute of Internal Auditors (IIA).

x

There is an Internal Audit function that reports to the SEC Audit Committee and the Internal Audit Committee (the latter, required under the provisions of the Central Bank of the Republic of Argentina).

The SEC Audit Committee performs an annual review on the performance of the Internal Audit department and also on the degree of independence of such activities. This evaluation is carried out by reviewing the internal auditors’ plans and the performance thereof. Particularly, there are periodic meetings with them in order to learn about: i) their responsibilities, ii) the internal audit policies and proceedings, iii) the scope and plans for the fiscal year, including the sufficiency of available resources to be used, personnel’s experience and related costs, iv) their evaluation on the quality of the controls carried out by the Entity, v) fraud-related risk factors, and vi) the kind of reports issued thereby and to whom they address and send such reports. In addition, they discuss about: i) the quality of the Entity’s general control environment, ii) the material recommendations to improve internal controls and the Board’s response to such recommendations, iii) the treatment given to material recommendations issued by independent auditors in order to improve internal control and, iv) the effectiveness of internal controls over the accounting reports to be used by third parties.

The Internal Audit department reports directly to the Committee, being independent form the operating and business departments.

The internal audit department performs its work in accordance with the standards of international profession of internal audit issued by the Institute of Internal Auditors (IIA).

In addition, the Internal Audit department is evaluated by the Central Bank of the Republic of Argentina.

IV.3 The members of the Audit Committee perform an annual evaluation of the competence, independence and performance of Independent Auditors appointed by the Shareholders’ Meeting. Describe the relevant aspects of the proceedings used to carry out such evaluation.

x

The SEC Audit Committee makes an annual evaluation of the competence, experience and performance of Independent Auditors, through periodic meetings with them in order to learn about: i) the internal quality controls the have, ii) the scope and plans for their reviews limited by interim periods and for their audit for the final year, including the sufficiency of the resources to be used and the fees, iii) their evaluation of the risk of material errors in the financial statements and the designed controls, iv) the departments evaluated as of higher risk, and v) internal control improvement recommendations. Besides, at such meetings the Audit Committee and the Independent Auditors discuss about: i) critical accounting policies and alternative accounting treatments discussed with the Management, ii) the most significant estimates and opinions, iii) changes in the scope of the work or proceedings planned due to a change in risk assessment, iii) weakness in internal control of accounting reporting, iv) the use of specialized people or experts in material matters, and v) the results of their limited reviews and audits.

Finally, the Committee evaluates the different professional services and their relationship with independence, pursuant to the provisions of the professional standards, the CNV’s rules and regulations and the internal policies aimed at ensuring compliance with the above described independence rules and/or standards. The Bank has obtained information on the composition of the fees billed by the different services rendered in accordance with the categorization defined under the CNV’s rules and regulations.

The Independent Auditors’ function is in turn evaluated by the Central Bank of the Republic of Argentina.

IV.4 Issuer features any policy regarding the rotation of the members of the Supervisory Committee and/or the Independent Auditor; and in connection with the latter, whether such rotation includes the auditors company or firm or only the individuals that are members thereof.	x

Banco Macro establishes as rotation policy that the certifying independent auditor shall rotate every five years, in compliance with the provisions of CONAU – Accounting and Audit, Chapter F – Minimum Provisions on Independent Audits of the BCRA.

In addition, the Bank has no rotation policy applicable to the members of the Supervisory Committee, since the designation thereof is the responsibility of the shareholders.

PRINCIPLE V. RESPECT THE RIGHTS OF SHAREHOLDERS
Recommendation V.1: Ensure shareholders have access to Issuer’s information. Answer whether:

V.1.1 The Management Body promotes periodic information meetings with the shareholders simultaneously with the presentation of the interim financial statements. Provide details and indicate the number and frequency of the meetings held during the year.

x

The Investor Relations department, operating within the Finance Managing Department and whose purpose is to create and maintain relations with institutional investors, analysts and other agents of the local and international financial system, organized during 2012 four public conference calls with investors, in which they submitted the quarterly/annual statements of income.

V.1.2 Issuer features mechanisms to keep investors informed and a specialized department to attend to their queries. It also has a web site available to the shareholders and other investors, and allowing an access channel for them to be able to contact among themselves. Provide details.

x

Issuer features a cannel open to investors through its web site and a specialized department devoted to managing Investor Relations through which investors may direct their queries and/or requests.

Additionally, Issuer hired a press release distribution services and a mail distribution system (mailing) that allows the distribution of all news Issuer considers relevant.

Due to the shareholding structure of Banco Macro and the knowledge they have of each other, the Bank does not consider necessary to establish access channels to allow the shareholders to contact among themselves.

Recommendation V.2: Encourage shareholders’ active participation. Answer whether:

V.2.1 The Management Body adopts actions to encourage the participation of all the shareholders in the General Shareholders’ Meetings. Specify, differentiating those measures or actions required by law and those voluntarily offered by Issuer to its shareholders.

x

Banco Macro considers very important to encourage and Foster the attendance and active participation of minority shareholders in the meetings. The Board is permanently watching over the respect of the rights of all the shareholders.

There are no restrictions at all which may limit the participation of such shareholders, being their rights legally and statutorily guaranteed and protected.

V.2.2 2 The General Shareholders Meeting has Rules and Regulations for its operation which ensure the information is available to the shareholders, sufficiently in advance for decision making. Describe the main guidelines of such Rules and Regulations.

x

The provisions of the Business Company Act No. 19550 ensure that the information and documentation for decision making by the shareholders’ meeting is available to the shareholders sufficiently in advance.

V.2.3 The mechanisms implemented by Issuer for the minority shareholders to propose matters to be discussed at the General Shareholders’ Meeting pursuant to the laws in force. Explain the results.	x

Banco Macro complies with the mechanisms established under Act 19550 and the Rules of the Argentine Securities Exchange Commission (CNV), so that the minority shareholders may propose mattes to be discussed at the General Shareholders’ Meeting.

V.2.4 Issuer features policies encouraging the participation of the most relevant shareholders, such as institutional investors. Specify.	x

Banco Macro complies with the applicable laws and, therefore, gives the same treatment to all the shareholders.

The Bank has a department of Investor Relations devoted to create and maintain relations with institutional investors, analysts and other local and international financial system agents.

V.2.5 At Shareholders’ Meetings, the agenda of which includes the designation of members of the Management Body, the entity discloses, prior to voting: (i) the position of each of the candidates as to the adoption or not of a Code of Corporate Governance; and (ii) the basis for such position.

The Bank has determined that these representations be made at shareholders’ meetings and this aspect is communicated to the shareholders in the notice calling to the relevant meeting.
Recommendation V.3: Guarantee the equity principle between share and vote. Answer whether:
Issuer features a policy that encourages the equity principle between share and vote. Indicate the changes in the composition of outstanding shares per class during the last three years.	X

Pursuant to Sect. 216 of the Business Company Act, no shares with privileged voting rights may be issued after the company has been authorized to enter the public offering regime.

Therefore, at present Banco Macro cannot issue shares with plural voting votes. The existing 11,235,670 shares with 5 votes represent 1.9% of the total outstanding shares.

The composition of the capital stock has not changed during the last three years:

Class A Shares: 11,235,670

Class A + Class B Shares: 594,485,168

Recommendation V.4: Define mechanisms to protect all the shareholders from control changes. Answer whether:
Issuer adheres to the public offering regime of mandatory acquisition. Otherwise, specify if there are other alternative mechanisms provided for in the entity’s bylaws, such as tag along or other.	x	Banco Macro adheres to the mandatory public offering regime of acquisition under section 23 of Decree No. 677/2001 (Public Offering Transparency Regime)

Recommendation V.5: Increase the percentage of outstanding shares over capital sock.. Answer whether:

Issuer has a stock dispersion of at least 20% for its common shares. Otherwise, Issuer has a policy aimed at increasing stock dispersion in the market.

Indicate Issuer’s stock dispersion as a percentage of Issuer’s capital stock and the changes it went through during the last three years.

	x	Banco Macro’s stock dispersion index is above the 20% defined as good practice. Three comparative years: (Add Table)

	Floating	Anses (FGS)	Controlling Group
12/31/2010	30.32	30.65	39.03
12/31/2011	31.3	30.72	37.94
12/31/2012	29.84	30.97	39.19

Recommendation V.6: Ensure a transparent dividend policy. Answer whether:
V.6.1 Issuer features a dividend distribution policy under the Corporate Bylaws and approved by the Shareholders’ Meeting, which establish the conditions to distribute dividends in cash or in kind. If such policy exists, indicate the criteria, frequency and conditions that must be met to declare the payment of dividends.	x

Section 32 of the bylaws provides for the application by shareholders’ meeting shall of the net profits reported in the financial statements as approved by such management.

The Corporate Governance Policy provides that the dividend distribution policy of Banco Macro is based on keeping the appropriate balance between the distributed amounts and the investment and expansion policies of the Bank. It is worthwhile to mention that this dividend policy may be conditioned in the future for the existence of market regulations and for the strategic plans that the company may adopt on each opportunity.

Additionally, the distribution of dividends to shareholders is regulated by Communication “A” 5072 (Revised CONAU-B. Accounts Manual – 9. Income Distribution) issued by the Central Bank of the Republic of Argentina and subject to its express approval.

V.6.2 Issuer has documented processes for the preparation of the proposal regarding the application of accumulated earnings of Issuer deriving in the creation of legal, statutory or voluntary reserve funds, or carry forwards and/or payment of dividends.

Explain such processes and provide details as to which Shareholders’ Meeting approved the distribution (in cash or in kind) or otherwise resolved no to distribute such earnings, in case there are no provisions regarding this aspect in the Corporate Bylaws.

x

The Bank features a procedure for the preparation of the “Year Profit Distribution Project”. Such procedure involves the determination of the distributable amount under the provisions of Communication “A” 5372 of the Central Bank of the Republic of Argentina, the issuance of accompanying reports on the results thereof, the effects of the potential distribution of profits on the technical relationships with the BCRA, the Banks financial position and Business Plan. These reports are submitted to the Board of Directors to be taken into account at the time of making the proposal to be submitted to the Shareholders’ Meeting, which shall be previously authorized to by the Superintendency of Financial and Exchange Entities, in case it contemplates the distribution of cash dividends.

Through the Minutes of the Shareholders’ Meeting dated April 16th 2012, the Bank’s shareholders resolved to apply the results as follows:

“Total Retained Earnings: 2,755,369,055.35, applied as follows: a) AR $235,219,384.22 to the Legal Reserve fund; b) AR $62,934,300.00 to the Statutory Reserve fund – Special Statutory Reserve Fund for Subordinated Debt Instruments under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR$ 14,074,628.45 to tax on corporate personal assets and participating interests; d) AR$ 2,443,140,742.68 to the optional reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

PRINCIPLE VI. MAINTAIN A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY
Recommendation VI: Provide to the community the disclosure of matters related to Issuer and a direct communication channel with the company. Answer whether:

VI.1 Issuer features an updated public access Web site, not only providing company-related information (bylaws, economic group, composition of the Management Body, financial statements, annual report, among other information) but also servicing and attending to customers queries in general.

x

Banco Macro’s Web site contains an “Investors” link where the Bank presents company-related information required to comply with the best practices.

In addition the Bank has defined several contact mechanisms through the channels receiving customers’ queries (branch offices, call center, customer service, Internet banking).

VI.2 Issuer issues a Social Corporate and Environmental Responsibility Report on an annual basis, under the verification of an Independent Auditor. In case it does so, indicate the scope or legal or geographical coverage thereof and where to find it. Specify which standards or initiatives Issuer has adopted to carry out its corporate social responsibility policy (Global Reporting Initiative and/or United Nations Global Compact ISO 26,000, SA8000, Milenium Development Goals, ESG 21-Foretica, AA 1000, Equator Principles, among other).

x

Banco Macro issues from the year 2007 its annual report on Corporate Social and Environmental Responsibility accounting for the actions performed throughout the country. For the preparation thereof the Bank uses the guidelines provided under G3 standards of the Global Reporting Initiative (GRI). This document represents in addition the Communication on Progress that the members of the United Nations Global Compact must annually submit and to which we adhere since 2009. The report had in its last edition a revision made by the Bank’s Internal Audit department. These documents are available in http://macro.com.ar/institucional

PRINCIPLE VII. PAY FAIR AND RESPONSIBLE REMMUNERATIONS

Recommendation VII: Define clear remmuneration policies applicable to the members of the Management Body and first-line managers, paying particular attention to the recognition of conventional or statutory limitations based on the existence or non-existence of earnings.

Answer whether:

VII.1 Issuer has a Remuneration Committee	x

The Board has established the creation of an Incentive Committee, with responsibilities regarding the supervision of the economic incentive system applicable to the Bank’s personnel and its consistency with the Entity’s culture, goals, long-term business, strategy and control environment and prudent assumption of risks. In the definition and description of such responsibilities the Entity considered the recommendations issued by the Central Bank of the Republic of Argentina in its Communication “A” 5201 – Financial Entities Corporate Governance Guidelines.

VII.1.1 composed of at least three members of the Management Body, in its majority independent members,		X		The Incentives Committee is composed of 3 members, out of which one is an independent director.
VII.1.2 presided by an independent member of the Management Body,	x			The Entity defined this Committee shall be presided by an independent director, which situation shall be formalized and implemented in its next meeting.
VII.1.3 composed by members who prove to have sufficient knowledge and experience in human resources policies,	x			The Committee members prove to have knowledge and experience in banking business matters and in human resource management-related policies.
VII.1.4 that meets at least twice a year,	X			The Committee meets at least semiannually.

VII.1.5 whose decisions are not necessarily binding upon the General Shareholders’ Meeting or the Supervisory Committee , but are of an advisory nature as to the remuneration of the members of the Management Body.

x

The Argentine laws provide that the Shareholders’ Meeting shall evaluate on an annual basis the performance and acts of the Board at the time of holding the general meeting evaluating the matters provided for under subsections 1 and 2 of section 234 of the Business Company Act No. 19550. To the date hereof, such body has not evaluated the possibility that the Board evaluates its own performance prior to the holding of such Shareholders’ Meeting.

VII.2 If Issuer does not have a Remunerations Committee, answer whether:

VII.2.1 it ensures the existence of a clear relationship between the key personnel’s performance and the fixed and variable remuneration thereof, taking into account the risks assumed and the management thereof,

x

The Variable Remuneration program, within the scope of the Remuneration Policy, is consistent with the mission and values of the organization, the goals, the long-term business sustainability, the strategy, the control environment and the prudent assumption of risks. The Variable Remuneration is aimed at recognizing the extraordinary performance of the employees in accordance with:

•     the employee’s contribution to the results obtained

•      the employee’s acts in line with the mission and values of the Organization

The relevant variables for the determination of the remunerations are the following:

•     Position’s degree of responsibility and complexity

•     Employee’s Capacities and Potential

•     Employee’s Performance and Results

•     Position with respect to reference market

•     Organization’s results

VII.2.2 it supervises that the variable portion of the remuneration of the members of the Management Body and first-line managers relates to the medium/long-term performance of Issuer,		x

The Incentives Committee supervises compliance with the Remuneration Policy and carries out an annual revision of the entire incentive system. The Remuneration Policy, in its chapter on variable remuneration, includes the First-line Managers and some supervision positions.

The remuneration of the Directors is determined by the Shareholders’ Meeting that evaluates on annual basis the performance and acts of the Board at time of holding the general meeting called to consider the matters provided for under subsections 1 and 2 of section 234 of the Business Company Act No. 19550.

The shareholders’ meeting defines a fixed amount as annual remuneration of the directors in accordance with reasonability criteria, based on the results obtained during their administration, taking into account the provisions of the Business Company Act No. 19550, as amended and supplemented and the Rules of the Argentine Securities Exchange Commission (CNV).

VII.2.3 it revises the competitive position of Issuer’s policies and practices as to remunerations and benefits of comparable companies, and recommends or does not recommend changes,	X		The Remuneration Policy includes as fixed remuneration revision mechanism the evaluation of the level thereof within the market scenario.
VII.2.4 it defines and communicates Issuer’s employee-retention, promotion, dismissal and suspension policy applicable to key personnel,	X

The Remuneration Policy, the supervision of which is the responsibility of the Incentive Committee, contemplates the mechanisms to be applied in order to evaluate the retention and promotion of the employees marked as key employees for the organization.

On the other hand, the Bank has implemented a Code of Ethics and a Code of Business Conduct applicable to its officers. Deviations from internal compliance standards, is within the scope of the Ethics and Compliance Committee and some of the penalties are the suspension or dismissal of employees.

VII.2.5 it informs the guidelines to determine the retirement programs for the members of Issuer’s Management Body and first-line managers,			Not applicable since Issuer has not defined retirement programs.
VII.2.6 it accounts on a regular basis for the actions taken and the matters analyzed during its meetings to the Management Body and the Shareholders’ Meeting,	x		The Board acknowledges the minutes of the meetings held by the Incentive Committee.

VII.2.7 it guarantees the presence of the chairman of the Remuneration Committee at the General Shareholders’ Meeting approving the remunerations payable to the Management Body for the chairman to explain Issuer’s policy as to the remuneration of the members of the Management Body and first-line managers.

This item does not apply since the shareholders’ meeting determines the annual remuneration of the directors in accordance with the reasonability criteria, based on the results obtained during their administration, taking into account the provisions of the Business Company Act No. 19550, as amended and supplemented and the Rules of the Argentine Securities Exchange Commission (CNV).

In addition, it is not applicable for the reasons described in the Remuneration Policy and because in the case of Banco Macro First-line Managers are hired by the Bank and receive no additional payments apart from their remuneration.

VII.3 If relevant, please mention the policies applied by the Remuneration Committee of Issuer not described in the preceding section.			Not applicable.
VII.4 If Issuer has a Remuneration Committee, explain how the functions described in VII.2 are performed within the Management Body.			Not applicable.

PRINCIPLE VIII. ENCOURAGE CORPORATE ETHICS
Recommendation VIII: Guarantee ethical behavior within Issuer. Answer whether:

VIII.1 Issuer has a Code of Business Conduct. Describe the main guidelines and if such Code is available to the public in general. Answer if such Code is signed by at least the members of the Management Body and first-line managers. Indicate whether Issuer’s employees are encouraged to apply such Code to suppliers and customers.

x

Banco Macro has adopted a Code of Ethics for first-line financial officers (hereinafter referred to as the “Code of Ethics”), applicable to directors and first-line managers of the Bank and to the persons that carry out similar functions (jointly referred to as “First-line Financial Officers”). This Code is available to the public in general and can be found in our corporate web site.

The Bank expects all its employees to act in accordance with the highest personal and professional integrity levels in all aspects of their activity, to comply with the applicable laws, to discourage the performance of reprehensible acts and to abide by the Bank’s Code of Conduct and other policies and proceedings adopted by the entity and that regulate the conduct of its employees. This Code of Ethics supplements the Bank’s Code of Conduct.

Furthermore, the Bank has implemented the Code of Conduct for Suppliers, aimed at transmitting suppliers the mission, philosophy and values of the Bank, so as to bring to them the responsibility of sustainable actions. This Code includes aspects such as Ethical Behavior, Human Rights, Employment Practices, Environment and Conduct.

VIII.2 Issuer features mechanisms to receive the reporting of any unlawful act or any non-ethical action, in person or through any electronic means ensuring the information transmitted meets high confidentiality and integrity standards, such as those of registration and preservation of information. Indicate whether the report-reception and evaluation services are rendered by Issuer’s personnel or by independent professionals for additional protection of those who report this kind of acts or behavior.	x

In line with its integrity and transparency standards, Banco Macro has made available to its personnel, suppliers, investors, and third parties in general, a confidential communication cannel known as Transparency Line.

This communication channel allows the reporting of any possible irregularities, including without limitation, those regarding accounting, audit and internal control issues.

The reports may be sent in writing by generating an electronic document through our Transparency Line available 24 x 7. In order to facilitate the analysis of the reports addressed to the Transparence Line it is very important to describe all details regarding: what happened, who were the persons involved, when, how and where such behavior or act took place.

The Audit Committee analyzes the reports received through our Transparency Line, considering all the information furnished in such reports as strictly confidential to the extent permitted by the applicable law. The reports are received and evaluated by the Bank’s personnel reporting to the Committee.

VIII.3 Issuers features policies, processes and systems to manage and resolve the reports described in item VIII.2. Please describe the most relevant aspects thereof and indicate the degree of involvement of the Audit Committee in such resolutions, particularly in those related to accounting reporting internal control issues and to the behavior of the members of the Management Body and first-line managers.

x

The Audit Committee has defined proceedings to manage and resolve the reports received through the Bank’s Transparency Line.

The reports are entered through a link in the Bank’s web site and subsequently registered in a system that returns the person entering such report a control number. This number allows the person to follow up the situation or stage of the process.

The reports are evaluated by the personnel supervised by the Audit Committee and managed on an independent basis, therefore, the Audit Committee is absolutely involved.

PRINCIPLE IX: GO DEEPER INTO THE SCOPE OF THE CODE

Recommendation IX: Encourage the incorporation good practices of corporate governance provisions into the Bylaws. Answer whether:
The Management Body evaluates if the provisions of the Code of Corporate Governance must be reflected, totally or partially, in Issuer’s Bylaws, including the general and particular responsibilities of the Management Body. Indicate which provisions are actually included in the Bylaws from the effective day of the Code up to the present day.
x

The general and special shareholders’ meeting held on April 21st 2009 resolved to incorporate section 23 bis into the bylaws. This section provides that the Board of Directors may create a Designations and Corporate Governance Committee. Within the scope of such section, on November 7th 2011 the Board resolved to create a Designations and Corporate Governance Committee effective as of January 1st 2012, as well as the Risk Management Committee, the Incentives Committee and the Ethics and Compliance Committee.

(1) If applicable mark with “X”.

(2) In case of total compliance, inform how Issuer meets the standards and recommendations of the Code of Corporate Governance.

(3) In case of partial compliance or non-compliance justify why and indicate which actions the Management Body of Issuer intends to take in order to incorporate those it does not adopt into the next fiscal year/s if applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director